SHINSEI BANK

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

RECEIVED
2006 AUG -8 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34775

August 2, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06015802

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated July 7, 2006 (Attached hereto as Exhibit A-1)
(2) Press release dated July 10, 2006 (Attached hereto as Exhibit A-2)
(3) Press release dated July 10, 2006 (Attached hereto as Exhibit A-3)
(4) Press release dated July 14, 2006 (Attached hereto as Exhibit A-4)
(5) Press release dated July 18, 2006 (Attached hereto as Exhibit A-5)
(6) Press release dated July 20, 2006 (Attached hereto as Exhibit A-6)
(7) Press release dated July 25, 2006 (Attached hereto as Exhibit A-7
(8) Press release dated July 31, 2006 (Attached hereto as Exhibit A-8)
(9) Press release dated August 1, 2006 (Attached hereto as Exhibit A-9)
(10) Annual Report 2006 (for the period from April 1, 2004 to March 31, 2005) (Attached hereto as Exhibit A-10)

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

B. Japanese Language Documents

(1) Press release dated July 7, 2006
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated July 10, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated July 10, 2006
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated July 14, 2006
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated July 18, 2006
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated July 20, 2006
(English Translation attached hereto as Exhibit B-6, the same as A-6)
(7) Press release dated July 25, 2006
(English Translation attached hereto as Exhibit B-7, the same as A-7)
(8) Press release dated July 31, 2006
(English Translation attached hereto as Exhibit B-8, the same as A-8)
(9) Press release dated August 1, 2006
(English Translation attached hereto as Exhibit B-9, the same as A-9)



C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By 
Name: Kazuko Noritomi
Title: General Manager
Investor Relations Division

INFORMATION

RECEIVED

2006 AUG -8 A 10:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Revised Conversion Price of Class B Preferred Shares

Tokyo (Friday, July 7, 2006) --- Shinsei Bank Limited ("Shinsei Bank") today announced that the conversion price of Class B preferred shares has been revised based on the conversion condition of the preferred shares.

Class B preferred shares:

Revised conversion price:	735 yen (current conversion price: 599.90 yen)
Effective date:	August 1, 2006

(Reference)

1. Number of Class B preferred shares issued:	600,000,000
2. Per share amount of Class B preferred shares issued:	400 yen
3. Total amount of Class B preferred shares issued:	240 billion yen

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Provide an Exchange Rate Alert Service via E-mail

Tokyo (Monday, July 10, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective July 10, 2006, the Bank will provide an Exchange Rate Alert Service via e-mail for *PowerFlex* account holders. This free of charge Exchange Rate Alert Service will automatically send an alert e-mail, letting customers know that the foreign exchange rate offered by Shinsei Bank has met the rate specified by the customer. Customers can set their mobile phone e-mail address, therefore the service will enable customers to react more flexibly and actively according to the market trends and to trade in foreign currencies.

Exchange Rate Alert Service

Service Launch Date	Monday, July 10, 2006
Available Foreign Exchange Rate Conditions	● JPY and one of eight foreign currencies (USD, EUR, CAD, GBP, AUD, NZD, HKD and SGD) ● USD and one of four foreign currencies (EUR, GBP, AUD and NZD) For each currency pair, customers are able to designate the selling rate (TTS) or the buying rate (TTB). 1. Customers can request up to five foreign exchange rates. 2. The foreign currency rate alert setting is valid for three months. Once the alert e-mail is sent, the alert setting will be terminated.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Increase Interest Rates on the Yen Savings Deposit for Individual Customers

Tokyo (Monday, July 10, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective August 1, the Bank will increase *PowerFlex* Yen Savings Deposit interest rate up to 0.25% p.a. depending on the balance maintained.

The increase in interest rates reflects Shinsei Bank's belief that the benefit of operating efficiencies should be passed onto the customers and that customers should also receive interest rates in line with market conditions. Thus, as the interest rate environment points to higher interest rates, Shinsei Bank has decided to offer the increased rates to its customers.

As mentioned above, those customers with higher balances will be able to get higher interest rates on their yen savings deposit, in addition to benefiting from the greater value offered by the Bank through the various investment opportunities available to customers.

PowerFlex Yen Savings Deposit Interest Rate

Balance maintained in Yen Savings Deposit	Interest rate after revision (effective August 1)	Interest rate before revision
JPY 10 million or more	0.25% p.a. (0.20% p.a. after tax)	0.001% p.a. (0.0008% p.a. after tax)
JPY 3 million or more but less than JPY 10 million	0.15% p.a. (0.12% p.a. after tax)	
JPY 1 million or more but less than JPY 3 million	0.10% p.a. (0.08% p.a. after tax)	
Less than JPY 1 million	0.01% p.a. (0.008% p.a. after tax)	

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

RECEIVED
2006 AUG -8 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Friday, July 14, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective July 14, 2006.

	New Position	Former Position
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group, Head of Control Sub-Group, GM of Operations Planning and Administration Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Offer "Nihon-Jikara Yen Deposit" with Interest Rate Linked to Nikkei 225 Index

Tokyo (Tuesday, July 18, 2006) -- Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective July 18, it starts offering "Nihon-Jikara Yen Deposit", a stock price index-linked yen time deposit .

This is a time deposit with interest rates being re-set each year based on the level of the stock price index(*1). If the Nikkei 225 Index(*1) is equal to or above the level on booking date, the interest rate applicable for the subsequent year is raised by a certain rate set by Shinsei Bank. If, on the contrary, the Nikkei 225 Index falls below the level on booking date, the rate is lowered by the same percentage. Thus, steady Japanese stock prices will result in a higher applicable interest rate each year, and decline of stock prices will result in a lower applicable interest rate.

The maximum deposit term is up to 10 years. However, if the annual increase in the Nikkei 225 Index exceeds a certain percentage, the deposit will be redeemed early, and principal thereon will be repaid before the 10-year maturity. Customers are guaranteed a base level of interest irrespective of the level of the Nikkei 225 Index. (See Appendix for details.)

This time deposit will allow customers to make a stable investment in yen, in anticipation of the "potential strength of the Japanese economy" - steady Japanese stock prices result in favorable applicable interest rate.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept, "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to customers.

Outline of "Nihon-Jikara Yen Deposit" (* Applicable as of July 18, 2006)

Applicable Interest Rate	**Initial 12 months:** 1.5% p.a. (1.2% p.a. after tax)*, fixed rate. **Second and subsequent years:** Reviewed annually. If the stock price index on the interest judge date(*2) is, A) equal to, or above, the reference stock price index(*3), the applicable interest rate will be the previous interest rate plus 0.25% p.a. (0.2% p.a. after tax)*. B) less than the reference stock price index, the applicable interest rate will be the previous interest rate less 0.25% p.a. (0.2% p.a. after tax)*, subject to a minimum of 0.3% p.a. (0.24% p.a. after tax) *.
Term	10 years maximum. However, if the stock price index on the annual interest judge date exceeds 115%* of the reference stock price index, the deposit will be redeemed early and the immediately succeeding interest payment date will be the maturity date.
Sales Channel/ Minimum Deposit	At branches or via telephone banking (Shinsei *PowerCall*): 3,000,000 yen*.

*1 "Stock price index" or "Nikkei 225 Index" is the closing Nikkei 225 Index announced by Nihon Keizai Shimbun.

*2 "Interest judge date" is five bank operation days prior to the corresponding day of the booking date each year.

*3 "Reference stock price index" is, in principle, the "stock price index" on the booking date which is the bank operation day immediately succeeding the last day of the offering period.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Product Image of "Nihon-Jikara Yen Deposit"(*1)

Case 1

The stock price index were equal to, or above, the reference stock price index on the 1st, 5th, 6th and 7th interest judge day; the stock price index were less than the reference stock price index on the 2nd, 3rd and 4th interest judge day; and the stock price index exceeded 115% of the reference stock price index on the 7th interest judge day.


115% of Reference stock price index
Reference stock price index
Advanced maturity applies on the 7th interest payment day.
1.50%
1.75%
1.50%
1.25%
1.00%
1.25%
1.50%
Deposit
1st yr.
2nd yr.
3rd yr.
4th yr.
5th yr.
6th yr.
7th yr.

Average annual yield for 7 years will be approximately 1.39% p.a. (approximately 1.11% p.a. after tax) (*2)

Case 2

The stock price index were less than the reference stock price index at every interest judge day and deposit continued for 10 years maturity.


115% of Reference stock price index
Reference stock price index
1.50%
1.25%
1.00%
0.75%
0.50%
0.30%
0.30%
0.30%
0.30%
0.30%
Deposit date
1st yr.
2nd yr.
3rd yr.
4th yr.
5th yr.
6th yr.
7th yr.
8th yr.
9th yr.
10th yr.

Average annual yield for 10 years will be approximately 0.65% p.a. (approximately 0.52% p.a. after tax) (*2)

*1 Graphics are shown as product images and do not represent Shinsei Bank's market outlook of stock price index.

*2 Simple average of each year's interest rate.

INFORMATION


SHINSEI BANK

RECEIVED
2006 AUG -8 A 10: 43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Raise Interest Rate on Yen Savings Deposits of Institutional Customers

Tokyo (Thursday, July 20, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, in view of recent economic and financial conditions, it will raise the interest rate on the yen savings deposits of institutional customers as follows, effective July 21.

Yen Savings Deposits Interest Rate of Institutional Customers

	After revision (effective July 21)	Before revision (reference)
Interest rate on yen savings deposits	0.1% p.a.	0.001% p.a.

Effective Date: Friday, July 21, 2006

Shinsei Bank already announced an increase in interest rates on the yen savings deposits of individual customers on July 10, 2006.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION RECEIVED
2006 AUG -8 A 10:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



SHINSEI BANK

1-8 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Net Income Increases 10.2% in First Quarter Fiscal Year 2006

Tokyo (Tuesday, July 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financial results for the first three months of fiscal year 2006 ended June 30, 2006.

"The growing diversification of Shinsei's business and revenue base contributed to net income growth in a volatile market environment" said Mr. Thierry Porte, President and Chief Executive Officer of Shinsei Bank, "Our performance remains on track for the year while new investments and initiatives during the first quarter provide further opportunities for business expansion and profitable growth."

Financial Overview: First Three Months of Fiscal Year 2006

(All figures compared to first three months of Fiscal Year 2005)

- **Revenue grew 3.6 billion yen or 5.6% to 68.1 billion yen**
- **Ordinary Business Profit (OBP) increased 2.6% to 30.8 billion yen; OBP after net credit costs grew 2.1 billion yen or 8.6% to 27.0 billion yen**
- **Net income increased 10.2% to 19.2 billion yen; Cash basis net income increased 4.9% to 24.5 billion yen**
  - **Cash basis diluted EPS was 12.09 yen, an increase of 4.2%**
- **Expense-to-revenue ratio was 54.8% as compared to 53.5% a year ago**
- **Return on assets was 0.8%; on a cash basis 1.1%**
- **Return on equity (diluted) was 9.0%; on a cash basis 11.6%**
- **Return on tangible equity was 16.7%**

Key Highlights: First Three Months of Fiscal Year 2006

- In Institutional Banking, the impact of continuing demand for corporate loans as well as an increase in asset prices which supported revenue growth in credit trading business was partly offset by slower growth in the capital markets business.

- Strong performance at APLUS contributed to a 17.2% growth in revenue in Consumer and Commercial Finance (CCF).

- Retail Banking revenues continue to grow based on sales of an increasingly diverse range of products to a growing customer base.

- In April 2006, Shinsei Bank reached an agreement to form a 50/50 joint venture with Macquarie Group to focus exclusively on advisory services relating to acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. This initiative aims to take advantage of favorable economic trends and the ongoing public-to-private sector shift in Japan.

- In May 2006, Shinsei Bank announced an agreement to invest approximately 40 billion yen in common and preferred shares representing 31.8% common ownership in Jih Sun Financial Holding Co., Ltd. This provides Shinsei Bank the opportunity to leverage its strength in credit trading know-how, institutional banking product knowledge, risk management expertise and information technology at Jih Sun.

- On June 9, 2006, The Asian Banker awarded Shinsei Bank the Best Retail Bank in Japan 2005 award, in consideration of its agility and innovativeness in this market, as well as the Excellence in Internet Banking 2005 award for offering the most progressive internet banking service amongst Asian regional peers.

- On June 28, 2006, Japan Credit Ratings (JCR) upgraded Shinsei Bank's long-term senior debt rating from "A-" to "A" citing improved revenue diversification, a strong capital base and a low level of non-performing loans.

1. Income Statement:

Shinsei Bank reported consolidated revenue of 68.1 billion yen for the first three months of fiscal year 2006, an increase of 3.6 billion yen or 5.6% as compared to the same period in the previous year. Net interest income increased by 5.2 billion yen to 24.5 billion yen reflecting higher growth in interest-earning assets and lower borrowing costs in APLUS and Showa Leasing. Revenue from fees and commissions, trading and other non-interest sources, including revenue from leased assets and installment receivables for the first quarter of fiscal year 2006 were 43.5 billion yen as compared to 45.1 billion yen in the same period last fiscal year. Non-interest income for the period represented 63.9% of total revenues.

General and administrative expenses increased by 2.8 billion yen to 37.3 billion yen in the first three months of fiscal year 2006 largely due to increased business activities in all the three strategic business

pillars. As a result, for the three months ended June 30, 2006, Shinsei Bank's expense-to-revenue ratio was 54.8%.

Ordinary business profit (OBP) for the first three months of fiscal year 2006 was 30.8 billion yen or 2.6% higher than the same period last year. During the period, OBP after net credit costs grew 8.6% to 27.0 billion yen.

Net credit costs were 3.7 billion yen for the three months ended June 30, 2006 compared with net credit costs of 5.1 billion yen during the same period last year. The decrease in credit costs in this fiscal year was attributable to lower credit reserves required on the total claims (non-consolidated) outstanding as of June 30, 2006. This was partly offset by an increase in net credit costs relating to CCF companies.

Consolidated net income for the period was 19.2 billion yen, up 10.2% as compared to the same period last year. Diluted net income per share for the three-month ended June 30, 2006 was 9.46 yen.

Cash Basis Net Income

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of acquired goodwill and other intangibles, net of tax benefit, from net income under Japanese GAAP. The first three months of this fiscal year included 5.3 billion yen of amortized acquired goodwill and other intangibles, net of tax benefit related to the acquisition of CCF companies. Consolidated cash basis net income for the period was 24.5 billion yen, an increase of 4.9% as compared to the same period last year. Cash basis diluted net income per share for the three-month period of fiscal year 2006 was 12.09 yen, an increase of 4.2%, as compared to the same period last year.

2. Business Line Results:

Shinsei Bank's business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three pillars cover a broad range of businesses and customer segments which provide the Bank with diversified revenues.

Institutional Banking

The Institutional Banking business has positioned itself as a hybrid commercial and investment bank which provides innovative solutions to institutional customers through an integrated team of relationship managers and product specialists. The business generated revenue of 24.4 billion yen in

the first three months of this fiscal year. This is 1.1 billion yen lower than the same period last year partly due to slower growth in capital markets business this quarter. However, the business saw a significant pickup in demand for corporate loans and continuing strength in asset prices contributed to out performance in the credit trading business. In the first three months of this fiscal year, general and administrative expenses were 10.4 billion yen, 0.7 billion yen higher than the same period last year. Ordinary business profit for the first quarter of fiscal year 2006 was 13.9 billion yen as compared to 15.7 billion yen in the same period last fiscal year. The expense-to-revenue ratio of this business was 42.9%.

Consumer and Commercial Finance

The CCF business has now been fully integrated as the third strategic business pillar. Shinsei Bank has been acquiring and integrating into its service lines a number of CCF subsidiaries or affiliates that provide products such as sub-prime or near-prime consumer loans, loans to small and medium-sized enterprises and mortgage loans. In the three months ended June 30, 2006, the CCF business contributed revenue of 31.8 billion yen, an increase of 4.6 billion yen or 17.2% as compared to same period in fiscal year 2005. Strong revenue growth during the quarter improved the expense to revenue ratio to 53.7% from 57.0% during the same period a year ago. The business generated ordinary business profit of 14.7 billion yen, an increase of 3.0 billion yen from the same period last year primarily due to increased profitability in APLUS.

Retail Banking

The Retail Banking business continues to optimize its physical and remote channel mix more effectively and efficiently with its "bricks and clicks" business strategy. In the three months ended June 30, 2006, the Retail Banking business added more than 82,000 new *PowerFlex* retail customers and the business now has close to 1.8 million retail accounts.

During the first three months of this fiscal year, total revenue was 10.5 billion yen, up 8.1% from the same period last year. The main sources of revenue were interest income from retail deposits and loans, option income from structured deposits and fees from asset management products. The ability to successfully sell an increasingly diverse range of products is contributing to more balanced and recurring revenue growth.

Retail Banking incurred general and administrative expenses of 9.9 billion yen during the three month period, an increase of 0.6 billion yen as compared to the same period last fiscal year. The expense increase relates to expansion of distribution channels and the growth of customer driven transactions. The business generated ordinary business profit of 0.5 billion yen for the three months of fiscal year 2006, an increase of 0.1 billion yen from the same period last fiscal year.

ALM/Corporate/Other

Asset Liability Management (ALM), Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company adjustments, and corporate level expenses. In the first three months of this fiscal year ordinary business profit was 1.5 billion yen.

3. Balance Sheet:

Shinsei Bank's loan balance was 4,241.7 billion yen at the end of June 2006 as compared to 4,087.5 billion yen as at March 31, 2006. In the first quarter of fiscal year 2006, loan growth was largely attributable to corporate loans, retail housing loans and lending to CCF customers. Corporate loans increased 3.8% to 2,961.2 billion yen, loans to retail customers, including lending to high net worth individuals, grew 6.8% or 33.7 billion yen to 527.4 billion yen. Lending to CCF customers increased 5.0% to 391.9 billion yen in the first quarter ended June 30, 2006.

Shinsei Bank has been diversifying its funding base through continuing growth in its retail deposits. Total deposits, including negotiable certificates of deposit, increased 384.1 billion yen or 9.4% to 4,455.9 billion yen in the first quarter ended June 30, 2006. The retail deposit balance, including high net worth customers, grew 127.7 billion yen or 4.1% in the first quarter of fiscal year 2006 as compared to the previous quarter, and has now reached over 3.2 trillion yen. As a result, retail funding now represents 68.9% of total customer deposits and debentures.

4. Non-performing Loans (non-consolidated):

As of June 30, 2006, total non-performing loans were 41.9 billion yen, a decline of 0.7 billion yen from March 2006 level. Non-performing loans now represent 0.98% of total claims outstanding.

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations

(billions of yen)

	Three months ended June 30, 2006 (1Q-FY2006) a	Three months ended June 30, 2005 (1Q-FY2005) b	Change a - b (%)	Three months ended March 31, 2006 (4Q-FY2005) c	Change a - c (%)
Net interest income	**24.5**	19.3	26.9%	21.7	12.7%
Fees and commissions	**11.2**	12.8	(12.9)%	9.3	20.4%
Net trading income	**7.0**	4.7	46.4%	6.3	9.8%
Other business income	**25.3**	27.4	(7.9)%	32.7	(22.6)%
Non-interest income	**43.5**	45.1	(3.5)%	48.4	(10.0)%
Total revenue [1]	**68.1**	64.5	5.6%	70.2	(3.0)%
General and administrative expenses[1]	**37.3**	34.4	8.2%	34.5	8.0%
Ordinary business profit *(jisshitsu gyomu jun-eki)* [1]	**30.8**	30.0	2.6%	35.6	(13.5)%
Net credit costs	**(3.7)**	(5.1)	26.6%	(7.3)	48.7%
Amortization of consolidation (acquired) goodwill and other intangibles	**(6.2)**	(6.8)	9.7%	(8.4)	26.9%
Taxes and others	**(1.6)**	(0.5)	(175.0)%	(3.4)	51.9%
Net income	**19.2**	17.4	10.2%	16.4	17.1%
Cash basis net income [2]	**24.5**	23.3	4.9%	23.9	2.4%

(1) Represents results based on management accounting basis.
(2) Excludes amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit, related to the acquisition of consumer and commercial finance companies.

Selected Balance Sheet Data

(billions of yen)

	As of June 30, 2006	As of March 31, 2006	Change Amount	Change %
Securities	**1,540.9**	1,494.4	46.5	3.1%
Loans and bills discounted	**4,241.7**	4,087.5	154.2	3.8%
Lease and installment receivables[3]	**829.9**	825.0	4.9	0.6%
Intangible assets [4]	**66.0**	68.1	(2.1)	(3.1)%
Consolidation (acquired) goodwill, net[5]	**221.4**	226.6	(5.2)	(2.3)%
Customers' liabilities for acceptances and guarantees	**808.2**	813.4	(5.2)	(0.6)%
Total assets	**9,696.6**	9,405.0	291.6	3.1%
Deposits (including Negotiable Certificates of Deposit)	**4,455.9**	4,071.7	384.1	9.4%
Debentures and corporate bonds	**1,146.0**	1,316.9	(170.9)	(13.0)%
Borrowed money	**1,142.0**	1,205.7	(63.7)	(5.3)%
Acceptances and guarantees	**808.2**	813.4	(5.2)	(0.6)%
Total liabilities	**8,586.2**	8,287.8	298.4	3.6%
Minority interests in subsidiaries	/	261.8	/	/
Total net assets [6]	**1,110.4**	855.3	/	/

(3) Lease assets are included in tangible/intangible fixed assets and installment receivables are a part of other assets in the consolidated balance sheet.
(4) Identified intangible assets are recorded through the acquisition of consumer and commercial finance companies.
(5) Consolidation (acquired) goodwill, net are included in intangible fixed assets in the consolidated balance sheet.
(6) As newly defined under Japanese Corporation Act effective May 1, 2006, total net assets as of June 30, 2006 represent total assets minus total liabilities and largely include total shareholders' equity and minority interest in subsidiaries (261.7 billion yen).

References

	As of June 30, 2006	As of March 31, 2006	As of June 30, 2005
Exchange rate (¥/$)	**115.24**	117.47	110.62
Nikkei average	**15,505.18**	17,059.66	11,584.01

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

(billions of yen, except percentages)

	Three months ended June 30, 2006 (1Q-FY2006)			Fiscal year ended March 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:						
Loans and bills discounted	4,146.0	27.8	2.69	3,730.7	104.4	2.80
Leased assets and installment receivables	843.4	12.8	6.10	793.7	46.0	5.80
Securities	1,532.3	6.8	1.78	1,721.4	16.8	0.98
Other interest-earning assets (1)	655.2	3.4	2.12	503.7	3.7	0.74
Total revenue on interest-earning assets	7,177.1	50.9	2.85	6,749.7	171.0	2.53
Interest-bearing liabilities:						
Deposits, including negotiable certificates of deposit	4,233.7	5.4	0.52	3,776.8	16.9	0.45
Debentures	925.8	0.8	0.35	1,152.9	4.7	0.41
Subordinated debt	349.3	1.8	2.08	259.7	5.5	2.13
Borrowed money and corporate bonds	1,104.7	2.5	0.93	999.3	12.2	1.22
Other interest-bearing liabilities (1)	279.4	2.8	4.14	229.4	3.3	1.45
Total expense on interest-bearing liabilities	6,893.1	13.5	0.79	6,418.3	42.7	0.67
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	(823.9)	-	-	(489.6)	-	-
Shareholders' equity (2)	1,107.9	-	-	821.0	-	-
Total interest-bearing liabilities and non-interest-bearing sources of funds	7,177.1	-	-	6,749.7	-	-
Net interest margin	-	-	2.06	-	-	1.87
Impact of non-interest-bearing sources	-	-	0.03	-	-	0.03
Net revenue on interest-earning assets/yield on interest-earning assets	-	37.4	2.09	-	128.3	1.90

Note:
Reconciliation of total revenue on interest-earning assets to total interest income.

Total revenue on interest-earning assets	7,177.1	50.9	2.85	6,749.7	171.0	2.53
Less: Income on leased assets and installment receivables	843.4	12.8	6.10	793.7	46.0	5.80
Total interest income	6,333.6	38.1	2.41	5,955.9	125.0	2.10
Total interest expense	-	13.5	-	-	42.7	-
Net interest income	-	24.5	-	-	82.2	-

(1) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps
(2) Represents a simple average of the balance at the end of the current.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen, except percentages)

	Three months ended June 30, 2006 (1Q-FY2006)			Fiscal year ended March 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:						
Cash and due from banks	149.1	0.6	1.83	86.3	2.0	2.33
Call loans	113.7	0.0	0.05	100.9	0.0	0.02
Receivables under resale agreements	-	-	-	-	-	-
Collateral related to securities borrowing transactions	116.9	0.0	0.21	10.2	0.0	0.29
Securities	1,842.4	8.7	1.90	1,997.4	21.0	1.05
Loans and bills discounted	3,967.4	14.5	1.46	3,612.3	57.8	1.60
Other interest-earning assets	54.3	0.2	2.18	65.4	0.9	1.40
Interest rate and fund swaps	-	2.4	-	-	0.6	-
Total interest-earning assets	6,244.0	26.7	1.71	5,872.8	82.6	1.40
Interest-bearing liabilities:						
Deposits	4,099.7	5.4	0.53	3,746.5	16.9	0.45
Negotiable certificates of deposit	205.1	0.0	0.08	199.7	0.0	0.03
Debentures	927.8	0.8	0.34	1,158.6	4.7	0.40
Call money	67.9	0.1	0.80	127.3	0.0	0.07
Payable under repurchase agreements	-	-	-	0.6	0.0	0.00
Collateral related to securities lending transactions	58.4	0.0	0.09	4.9	0.0	0.55
Borrowed money	259.7	0.4	0.75	308.4	5.8	1.88
Corporate bonds	446.7	4.5	4.04	105.3	1.7	1.64
Other interest-bearing liabilities	0.3	2.5	***	0.3	3.0	***
Interest rate and fund swaps	-	-	-	-	-	-
Total interest-bearing liabilities	6,065.9	14.0	0.92	5,652.1	32.3	0.57
Net interest income/yield on interest-earning assets	6,244.0	12.6	0.81	5,872.8	50.2	0.85

Per Share Data

	for the first quarter ended		(reference) for the fiscal year ended
(yen)	**June 2006 (1Q-FY2006)**	June 2005 (1Q-FY2005)	March 2006 (FY2005)
Common shareholder's equity	**378.37**	341.22	380.20
Fully diluted shareholders' equity	**434.81**	394.75	421.62
Basic net income	**14.15**	12.83	53.16
Diluted net income	**9.46**	8.65	37.75

Note:

For calculation of per share data

(shareholders' equity)	Number of common shares [1]	**1,352,364,416**	1,358,521,108	1,358,520,547
	Fully diluted number of shares [1]	**1,951,572,269**	2,027,720,977	2,028,676,851
(net income)	Number of common shares [2]	**1,356,915,702**	1,358,522,235	1,358,521,302
	Fully diluted number of shares [2]	**2,029,659,620**	2,014,877,111	2,015,832,613

(1) Outstanding shares at the end of the respective period
(2) Weighted average number of outstanding shares during the respective period

Cash Basis Per Share Data

	for the first quarter ended		(reference) for the fiscal year ended
(yen)	**June 2006 (1Q-FY2006)**	June 2005 (1Q-FY2005)	March 2006 (FY2005)
Basic net income	**18.08**	17.21	72.16
Diluted net income	**12.09**	11.60	50.55

Performance Ratios

	for the first quarter ended		(reference) for the fiscal year ended
(%)	**June 2006 (1Q-FY2006)**	June 2005 (1Q-FY2005)	March 2006 (FY2005)
Return on assets	**0.8%** [1]	0.8% [1]	0.8%
Return on equity (fully diluted)	**9.0%** [1]	8.8% [1]	9.3%
Cash basis return on assets	**1.1%** [1]	1.1% [1]	1.2%
Cash basis return on equity (fully diluted)	**11.6%** [1]	11.8% [1]	12.4%
Expense-to-revenue ratio [2] [3]	**54.8%**	53.5%	49.7%

(1) Annualized basis
(2) Management accounting basis
(3) Expense denotes general and administrative expenses.

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures[1]

For the first quarter FY2006 ended June 30, 2006	(billions of yen, except per share data and percentages)
Amortization of consolidation goodwill and other intangibles	
Amortization of intangible assets	**2.1**
Associated deferred tax liability	**(0.8)**
Amortization of consolidation (acquired) goodwill	**4.0**
Total amortization of consolidation goodwill and other intangibles, net of tax benefit	**5.3**
Reconciliation of net income to cash basis net income	
Net income	**19.2**
Amortization of consolidated goodwill and other intangibles, net of tax benefit	**5.3**
Cash basis net income	**24.5**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**14.15**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**3.92**
Cash basis basic net income per share	**18.08**
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	**9.46**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**2.62**
Cash basis fully diluted net income per share	**12.09**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8** [3]
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**0.2** [3]
Cash basis return on assets	**1.1** [3]
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.0** [3]
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**2.5** [3]
Cash basis return on equity (fully diluted)	**11.6** [3]
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	**9.0** [3]
Effect of consolidation goodwill and other intangibles [2]	**7.6** [3]
Return on tangible equity (fully diluted)	**16.7** [3]

(1) Reflects adjustments of consolidation (acquired) goodwill and other intangibles associated with the acquisition of consumer and commercial finance companies.
(2) Net income excludes amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes consolidation (acquired) goodwill and other intangibles.
(3) Annualized basis

Business Line Ordinary Business Profit[1]

(billions of yen)

For the First Quarter of Fiscal Year 2006 ended June 30, 2006

	Institutional Banking	Consumer and Commercial Finance (※)	Retail Banking	ALM/ Corporate/ Other [2]	Total
Total revenue	**24.4**	**31.8**	**10.5**	**1.3**	**68.1**
General and administrative expenses	**10.4**	**17.0**	**9.9**	**(0.1)**	**37.3**
Ordinary business profit	**13.9**	**14.7**	**0.5**	**1.5**	**30.8**

(※) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other	Consumer and Commercial Finance
Total revenue	**23.6**	**5.7**	**2.5**	**31.8**
General and administrative expenses	**13.1**	**2.5**	**1.4** [3]	**17.0**
Ordinary business profit	**10.5**	**3.1**	**1.1**	**14.7**

For the First Quarter of Fiscal Year 2005 ended June 30, 2005

	Institutional Banking	Consumer and Commercial Finance (※)	Retail Banking	ALM/ Corporate/ Other [2]	Total
Total revenue	25.5	27.1	9.7	2.1	64.5
General and administrative expenses	9.7	15.4	9.2	0.0	34.4
Ordinary business profit	15.7	11.6	0.4	2.1	30.0

(※) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other	Consumer and Commercial Finance
Total revenue	19.4	5.8	1.9	27.1
General and administrative expenses	11.1	2.6	1.7 [3]	15.4
Ordinary business profit	8.3	3.2	0.1	11.6

(1) Represents results based on management accounting basis.

(2) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.

(3) Includes unallocated consumer and commercial finance sub-group expenses.

Earnings Forecast for Fiscal Year 2006 (as announced previously)

(Consolidated)

(billions of yen)

	for the fiscal year ended	
	Mar. 31, 2007 (FY2006) Forecast	Mar. 31, 2006 (FY2005) Actual
Net income	**84.0**	76.0
Cash basis net income [4]	**107.0**	101.9

(4) Excludes amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit, related to the acquisition of consumer and commercial finance companies.

(Non-consolidated) [5]

(billions of yen (other than dividends))

	for the fiscal year ended	
	Mar. 31, 2007 (FY2006) Forecast	Mar. 31, 2006 (FY2005) Actual
Net business profit	**77.0**	69.1
Net income	**75.0**	74.8
Dividends (in yen)		
Common stock	**3.32**	2.96
Class A preferred share	**13.00**	13.00
Class B preferred share	**4.84**	4.84

(5) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Statements of Income

(millions of yen)

	Three months ended Jun. 30, 2006	Three months ended Jun. 30, 2005	Change		Fiscal year ended Mar.31,2006
	a	b	a-b	%	c
Interest on loans and bills	**27,845**	24,424	3,421	14.0%	104,438
Interest and dividends on securities	**6,816**	4,136	2,680	64.8%	16,879
Other interest income	**3,461**	1,325	2,136	161.2%	3,711
Interest income	**38,123**	29,886	8,237	27.6%	125,029
Fees and commissions income	**16,354**	17,750	(1,396)	(7.9)%	68,263
Trading profits	**7,082**	4,856	2,226	45.8%	27,665
Other business income	**67,061**	65,397	1,664	2.5%	268,611
Other ordinary income	**6,319**	5,296	1,023	19.3%	39,487
Ordinary income	**134,941**	**123,186**	**11,755**	**9.5%**	529,057
Interest on deposits,including negotiable certificates of deposit	**5,494**	3,851	1,643	42.7%	16,934
Interest on debentures	**806**	1,349	(543)	(40.3)%	4,709
Interest on other borrowings	**2,404**	4,729	(2,325)	(49.2)%	14,694
Other interest expenses	**4,843**	592	4,251	718.1%	6,390
Interest expenses	**13,549**	10,522	3,027	28.8%	42,729
Fees and commissions expenses	**5,152**	4,898	254	5.2%	22,767
Trading losses	**57**	59	(2)	(3.4)%	152
Other business expenses	**44,616**	42,756	1,860	4.4%	186,283
General and administrative expenses	**37,336**	34,605	2,731	7.9%	136,596
Amortization of consolidation goodwill	**4,061**	/	/	/	/
Amortization of other intangibles	**2,141**	/	/	/	/
Total General and administrative expenses	**43,539**	34,605	8,934	25.8%	136,596
Other ordinary expenses	**7,382**	7,579	(197)	(2.6)%	13,649
Amortization of consolidation goodwill	/	4,587	/	/	20,397
Amortization of other intangibles	/	2,283	/	/	9,047
Total Other ordinary expenses	**7,382**	14,450	(7,068)	(48.9)%	69,057
Ordinary expenses	**114,298**	**107,292**	**7,006**	**6.5%**	457,586
Net ordinary income	**20,643**	**15,893**	**4,750**	**29.9%**	71,471
Special gains	**2,647**	1,640	1,007	61.4%	3,703
Special losses	**51**	33	18	54.5%	1,463
Income before income taxes and minority interests	**23,238**	17,500	5,738	32.8%	73,711
Income tax (current)	**960**	844	116	13.7%	3,733
Income tax (deferred)	**(1,135)**	(1,367)	232	(17.0)%	(11,414)
Minority interests in net income of subsidiaries	**4,200**	586	3,614	616.7%	5,293
Net income	**19,212**	**17,437**	**1,775**	**10.2%**	76,099

(billions of yen)

	a	b	a-b	%	c
(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [1]	**30.8**	**30.0**	**0.8**	**2.6%**	137.7

Consolidated Balance Sheets

-- Assets

(millions of yen)

	As of June 30, 2006 a	As of June 30, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Assets>>					
Cash and due from banks	**250,091**	264,104	(14,013)	488,601	(238,510)
Call loans	**175,762**	21,507	154,255	50,000	125,762
Collateral related to securities borrowing transactions	**80,261**	4,240	76,021	33,107	47,154
Other monetary claims purchased	**287,416**	269,473	17,943	273,937	13,479
Trading assets	**366,753**	92,008	274,745	193,581	173,172
Monetary assets held in trust	**447,944**	313,961	133,983	456,167	(8,223)
Securities	**1,540,990**	1,548,234	(7,244)	1,494,489	46,501
Loans and bills discounted	**4,241,744**	3,407,506	834,238	4,087,561	154,183
Foreign exchanges	**9,600**	8,409	1,191	12,140	(2,540)
Other assets	**848,133**	901,930	(53,797)	974,398	(126,265)
Premises and equipment	/	412,493	/	415,522	/
Tangible fixed assets	**396,049**	/	/	/	/
Intangible fixed assets	**354,735**	/	/	/	/
Consolidation goodwill, net	**221,407**	/	/	/	/
Deferred discounts on and issuance expenses for debentures	**124**	235	(111)	177	(53)
Deferred tax assets	**30,912**	24,908	6,004	30,022	890
Consolidation goodwill, net	/	237,985	/	226,692	/
Customers' liabilities for acceptances and guarantees	**808,256**	1,053,349	(245,093)	813,480	(5,224)
Reserve for credit losses	**(142,137)**	(148,061)	5,924	(144,868)	2,731
Total assets	**9,696,639**	8,412,289	1,284,350	9,405,013	291,626

Consolidated Balance Sheets

-- Liabilities and Net assets

(millions of yen)

	As of June 30, 2006	As of June 30, 2005	Change	As of March 31, 2006	Change
	a	b	a-b	c	a-c
<<Liabilities>>					
Deposits, including negotiable certificates of deposit	**4,455,913**	3,399,949	1,055,964	4,071,758	384,155
Debentures	**847,091**	1,192,097	(345,006)	1,018,909	(171,818)
Call money	**129,285**	1,106	128,179	30,000	99,285
Collateral related to securities lending transactions	**76,053**	–	76,053	–	76,053
Commercial paper	**165,000**	96,300	68,700	133,200	31,800
Trading liabilities	**150,511**	78,591	71,920	149,990	521
Borrowed money	**1,142,003**	1,126,432	15,571	1,205,765	(63,762)
Foreign exchanges	**7**	6	1	39	(32)
Corporate bonds	**298,996**	87,637	211,359	298,002	994
Other liabilities	**493,112**	494,257	(1,145)	535,753	(42,641)
Accrued employees bonuses	**5,017**	3,930	1,087	13,886	(8,869)
Reserve for bonuses to directors	**62**	–	62	13	49
Reserve for retirement benefits	**3,090**	3,247	(157)	3,309	(219)
Reserve for loss on disposition of premises and equipment	/	153	/	–	/
Reserve under special law	**2**	2	0	2	–
Deferred tax liabilities	**11,835**	19,220	(7,385)	13,718	(1,883)
Acceptances and guarantees	**808,256**	1,053,349	(245,093)	813,480	(5,224)
Total liabilities	**8,586,239**	7,556,283	1,029,956	8,287,832	298,407
<<Minority interests in subsidiaries>>					
Minority interests in subsidiaries	/	55,561	/	261,845	/
<<Net Assets>>		<<Shareholders' equity>>		<<Shareholders' equity>>	
Shareholders' equity					
Capital stock	**451,296**	451,296	–	451,296	–
Capital surplus	**18,558**	18,558	–	18,558	–
Retained earnings	**394,767**	324,787	69,980	379,502	15,265
Treasury stock, at cost	**(4,557)**	(10)	(4,547)	(12)	(4,545)
Total shareholders' equity	**860,065**	/	/	/	/
Net unrealized gain / loss and translation adjustments					
Net unrealized gain / loss on securities available-for-sale, net of taxes	**(288)**	2,948	(3,236)	2,208	(2,496)
Net unrealized gain / loss on deferred hedge	**(14,510)**	/	/	/	/
Foreign currency transaction adjustments	**3,315**	2,863	452	3,781	(466)
Total net unrealized gain / loss and translation adjustments	**(11,483)**	/	/	/	/
Stock acquisition rights	**55**	/	/	/	/
Minority interests in subsidiaries	**261,762**	/	/	/	/
Total net assets	**1,110,400**	800,444	/	855,335	/
Total liabilities and net assets	**9,696,639**	8,412,289	1,284,350	9,405,013	291,626
yen / US$	**@115.24**	@110.62			

*1: Certain account titles of the balance sheets as of Jun.30,2005 (b) and Mar.31,2006 (c) are realigned in line with the balance sheet as of Jun.30,2006 (a).

*2: "Total liabilities and net assets " balances as of Jun.30,2005 (b) and Mar.31,2006 (c) include "Minority interests in subsidiaries".

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(millions of yen)

	for the first quarter ended		for the fiscal year ended	for the fiscal year ended
	June 30, 2006 (1Q-FY2006) (Unaudited)	June 30, 2005 (1Q-FY2005) (Unaudited)	March 31, 2006 (FY2005) (Reference)	March 31, 2007 (FY2006) (Projection)
Gross business profit *(gyomu sorieki)* (1)	**31,124**	37,849	142,440	-
Net interest income	**13,697**	16,627	53,139	-
Net fees and commissions	**9,153**	9,552	50,958	-
Net trading income	**5,102**	3,743	20,276	-
Other income	**3,170**	7,925	18,065	-
General & administrative expenses	**20,135**	19,039	73,257	-
Net business profit *(jisshitsu gyomu jun-eki)* (1)	**10,989**	18,809	69,182	77,000
Net operating income *(keijou rieki)*	**9,991**	18,394	60,497	73,000
Net income	**16,127**	20,510	74,890	75,000

Net credit recoveries	**(4,914)**	(960)	(4,937)
Reversal of reserve for credit losses	**(4,914)**	(969)	(5,498)

(1) Includes income from monetary assets held in trust of 5,944 million yen for the first quarter period ended June 30, 2006, 6,936 million yen for the first quarter ended June 30, 2005 and 39,508 million yen for the fiscal year ended March 31, 2006.

2. Problem Claims

(i) Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of June 30, 2006 (Unaudited)	As of March 31, 2006	Change	As of June 30, 2005 (Unaudited)	Change
	a	b	a-b	c	a-c
Claims against bankrupt and quasi-bankrupt obligors	**0.5**	0.7	(0.2)	3.3	(2.7)
Doubtful claims	**20.2**	20.7	(0.5)	38.0	(17.7)
Substandard claims	**21.1**	21.1	0.0	6.4	14.7
Total (A)	**41.9**	42.5	(0.7)	47.6	(5.8)
Total claims (B)	**4,253.8**	4,129.0	124.8	3,595.8	658.0
(A) / (B) x 100	**0.98**	1.03	(0.05)	1.32	(0.34)
(ref.) Amount of partial write-off	**2.4**	2.4		6.0	

(ii) Risk Monitored Loans (Non-Consolidated)

(billions of yen, %)

	As of June 30, 2006 (Unaudited)	As of March 31, 2006	Change	As of June 30, 2005 (Unaudited)	Change
	a	b	a-b	c	a-c
Loans to bankrupt obligors	**0.3**	0.5	(0.2)	2.4	(2.1)
Non-accrual delinquent loans	**20.0**	20.4	(0.4)	37.1	(17.1)
Loans past due three months or more	**0.0**	0.0	0.0	3.0	(3.0)
Restructured loans	**21.0**	21.0	(0.0)	3.3	17.7
Total (A)	**41.4**	42.1	(0.7)	46.0	(4.6)
Loans and bills discounted (B)	**4,099.4**	3,961.2	138.2	3,394.0	705.4
(A) / (B) x 100	**1.01**	1.06	(0.05)	1.36	(0.35)
Reserve for credit losses (C)	**106.4**	111.4	(5.0)	118.2	(11.8)
Reserve ratios (C) / (A) x 100	**256.74**	264.51	(7.77)	256.84	(0.10)

3. Securities (Non-Consolidated)

As of June 30, 2006 (Unaudited)

(billions of yen)

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**12.2**	**0.7**	**1.0**	**0.3**
Bonds (domestic)	**679.1**	**(4.7)**	**0.1**	**4.9**
Other [1]	**218.6**	**0.9**	**2.2**	**1.2**
Total	**910.0**	**(3.1)**	**3.3**	**6.5**

As of March 31, 2006

(billions of yen)

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	11.1	1.5	1.5	0.0
Bonds (domestic)	671.4	(4.7)	0.0	4.7
Other [1]	149.6	2.6	3.3	0.7
Total	832.2	(0.4)	5.0	5.4

As of June 30, 2005 (Unaudited)

(billions of yen)

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	5.6	1.8	1.8	0.0
Bonds (domestic)	1,108.0	(0.0)	0.3	0.4
Other [1]	105.4	3.0	4.0	0.9
Total	1,219.1	4.8	6.2	1.4

(1) "Other" mainly consists of foreign securities.

4. Balance of Deposits (Non-Consolidated)

(billions of yen)

	As of June 30, 2006 (Unaudited)	As of March 31, 2006	Change	As of June 30, 2005 (Unaudited)	Change
Balance of deposits (including NCDs)	4,521.3	4,158.1	363.2	3,492.2	1,029.1
Balance of deposits from individuals	3,209.2	3,081.6	127.5	2,562.7	646.4

Non-Consolidated Statements of Income

(millions of yen)

	Three months ended June 30, 2006 (1Q-FY2006)	Three months ended June 30, 2005 (1Q-FY2005)	Change		FY2005
	a	b	a-b	%	c
Interest on loans and bills	**14,531**	14,583	(52)	(0.4)%	57,895
Interest and dividends on securities	**8,753**	7,625	1,128	14.8%	21,036
Other interest income	**3,457**	1,192	2,265	190.0%	3,689
Interest income	**26,742**	23,401	3,341	14.3%	82,620
Fees and commissions income	**5,487**	4,732	755	16.0%	22,065
Trading profits	**5,191**	3,826	1,365	35.7%	20,740
Other business income	**4,601**	9,291	(4,690)	(50.5)%	23,523
Other ordinary income	**9,300**	8,128	1,172	14.4%	48,334
Ordinary income	**51,323**	49,380	1,943	3.9%	197,284
Interest on deposits,including negotiable certificates of deposit	**5,508**	3,864	1,644	42.5%	16,994
Interest on debentures	**807**	1,352	(545)	(40.3)%	4,720
Interest on other borrowings	**623**	1,809	(1,186)	(65.6)%	5,895
Other interest expenses	**7,105**	357	6,748	1,890.2%	4,787
Interest expenses	**14,044**	7,383	6,661	90.2%	32,398
Fees and commissions expenses	**2,284**	2,126	158	7.4%	10,659
Trading losses	**89**	82	7	8.5%	463
Other business expenses	**1,425**	1,355	70	5.2%	5,415
General and administrative expenses	**20,163**	19,154	1,009	5.3%	73,860
Other ordinary expenses	**3,326**	882	2,444	277.1%	13,990
Ordinary expenses	**41,332**	30,985	10,347	33.4%	136,787
Net ordinary income	**9,991**	18,394	(8,403)	(45.7)%	60,497
Special gains	**4,915**	975	3,940	404.1%	6,261
Special losses	**24**	16	8	50.0%	119
Income before income taxes	**14,882**	19,353	(4,471)	(23.1)%	66,639
Income taxes (current)	**(1,244)**	(1,156)	(88)	7.6%	(5,991)
Income taxes (deferred)	**-**	-	-	-	(2,260)
Net income	**16,127**	20,510	(4,383)	(21.4)%	74,890
US$ / yen	**@115.24**	@110.62			@117.47

Non-Consolidated Balance Sheets -- Assets

(millions of yen)

	As of June 30, 2006 a	As of June 30, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Assets>>					
Cash and due from banks	**135,346**	122,054	13,292	315,282	(179,936)
Call loans	**175,762**	21,507	154,255	50,000	125,762
Collateral related to securities borrowing transactions	**80,261**	4,240	76,021	33,107	47,154
Other monetary claims purchased	**52,416**	60,401	(7,985)	40,233	12,183
Trading assets	**350,981**	91,279	259,702	173,315	177,666
Monetary assets held in trust	**547,142**	369,127	178,015	556,448	(9,306)
Securities	**1,849,671**	1,892,514	(42,843)	1,809,798	39,873
Loans and bills discounted	**4,099,476**	3,394,026	705,450	3,961,246	138,230
Foreign exchanges	**9,600**	8,409	1,191	12,140	(2,540)
Other assets	**257,583**	251,320	6,263	282,669	(25,086)
Premises and equipment	/	26,715	/	26,701	/
Tangible fixed assets	**21,306**	/	/	/	/
Intangible fixed assets	**14,440**	/	/	/	/
Deferred discounts on and issuance expenses for debentures	**124**	235	(111)	177	(53)
Deferred tax assets	**29,040**	23,462	5,578	27,965	1,075
Customers' liabilities for acceptances and guarantees	**30,372**	53,139	(22,767)	30,985	(613)
Reserve for credit losses	**(106,460)**	(118,216)	11,756	(111,421)	4,961
Total assets	**7,547,065**	6,200,218	1,346,847	7,208,651	338,414
US$ / yen	**@115.24**	@110.62		@117.47	

Non-Consolidated Balance Sheets
-- Liabilities and Net assets

(millions of yen)

	As of **June 30, 2006** **a**	As of June 30, 2005 b	**Change** **a-b**	As of March 31, 2006 **c**	**Change** **a-c**
<<Liabilities>>					
Deposits, including negotiable certificates of deposit	**4,521,385**	3,492,271	1,029,114	4,158,192	363,193
Debentures	**848,401**	1,196,107	(347,706)	1,021,419	(173,018)
Call money	**79,285**	1,106	78,179	30,000	49,285
Collateral related to securities lending transactions	**76,053**	-	76,053	-	76,053
Bills sold	**50,000**	-	50,000	-	50,000
Trading liabilities	**144,202**	74,590	69,612	129,059	15,143
Borrowed money	**279,570**	318,548	(38,978)	314,789	(35,219)
Foreign exchanges	**281**	283	(2)	325	(44)
Corporate bonds	**451,685**	50,000	401,685	447,024	4,661
Other liabilities	**218,400**	204,338	14,062	213,567	4,833
Accrued employees bonuses	**3,466**	2,892	574	10,040	(6,574)
Reserve for retirement benefits	**171**	903	(732)	200	(29)
Reserve for loss on disposition of premises and equipment	/	153	/	-	/
Acceptances and guarantees	**30,372**	53,139	(22,767)	30,985	(613)
Total liabilities	**6,703,276**	5,394,334	1,308,942	6,355,605	347,671
<<Net assets>>		**<<Stockholders' Equity>>**		**<<Stockholders' Equity>>**	
Shareholders' equity					
Capital stock	**451,296**	451,296	-	451,296	-
Capital surplus	**18,558**	18,558	-	18,558	-
Additional paid-in capital	**18,558**	18,558	-	18,558	-
Retained earnings	**392,707**	330,093	62,614	380,526	12,181
Appropriated for legal reserve	**8,567**	6,987	1,580	7,777	790
Other retained earnings	**384,139**	323,105	61,034	372,749	11,390
Earned surplus brought forward	**384,139**	323,105	61,034	372,749	11,390
Treasury stock, at cost	**(4,552)**	(5)	(4,547)	(6)	(4,546)
Total shareholders' equity	**858,010**	/	/	/	/
Net unrealized gain / loss and translation adjustments					
Net unrealized gain / loss on securities available-for-sale, net of taxes	**1,104**	5,940	(4,836)	2,670	(1,566)
Net unrealized gain / loss on deferred hedge	**(15,381)**	/	/	/	/
Total net unrealized gain / loss and translation adjustments	**(14,276)**	/	/	/	/
Stock acquisition rights	**55**	/	/	/	/
Total net assets	**843,789**	805,883	37,906	853,046	(9,257)
Total liabilities and net assets	**7,547,065**	6,200,218	1,346,847	7,208,651	338,414
US$ / yen	**@115.24**	@110.62		@117.47	

* Certain account titles of the balance sheets as of Jun.30,2005 (b) and Mar.31,2006 (c) are realigned in line with the balance sheet as of Jun.30,2006 (a).

INFORMATION RECEIVED
2006 AUG -8 A 10: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Commences Resolution of Public Funds

Tokyo, July 31, 2006 -- Shinsei Bank, Limited ("Shinsei Bank") announced that the Deposit Insurance Corporation ("DIC") of Japan has today accepted Shinsei Bank's proposal for The Resolution and Collection Corporation ("RCC") to dispose its holdings of Shinsei Bank Common Shares through a market transaction, following the request by Shinsei Bank for conversion of 300 million shares out of the 600 million of Series 3 Class B Preferred Shares issued by Shinsei Bank into 200,033,338 Shinsei Bank Common Shares.

Shinsei Bank intends to purchase its own Common Shares in response to such sale by RCC upon conversion of 300 million Series 3 Class B preferred shares issued by Shinsei Bank.

Shinsei Bank's Board of Directors has authorized Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank, to effect the purchase of up to 201 million Shinsei Bank Common Shares for a maximum amount of 154 billion yen subject to an effective period from August 1, 2006 until the time of conclusion of the 7th Shinsei Bank Annual General Meeting of Shareholders, expected to be held in June 2007. The purchase will be executed, on appropriate terms and conditions, using the ToSTNeT-2 facility of the Tokyo Stock Exchange.

The revised conversion price of 735.0 yen will apply effective August 1, 2006 to the remaining 300 million Series 3 Class B preferred shares issued by Shinsei Bank.

"This marks an important milestone for Shinsei Bank" said Mr. Porté. "Our strong capital ratios have positioned us well to commence resolution of public funds to the benefit of all our stakeholders. We are committed to both maintaining strong capital ratios and retaining the financial flexibility to approach the capital markets to support our growth plans. Our target Tier 1 capital ratio remains at 7%-8%. We will target, by taking advantage of the future repayment of public funds, a share count reduction of at least 5%-6%."

1. Commencement of Procedures for Repayment of Preferred Shares as Public Funds

(1) RCC's Request for Acquisition of Series 3 Class B Preferred Shares:

Number of Preferred Shares RCC will request Shinsei Bank to acquire:	300,000,000 shares
Date of request for acquisition made:	July 31, 2006
Number of Common Shares to be delivered in exchange for the request for acquisition:	200,033,338 shares

RCC has become a major shareholder upon receipt of Common Shares in exchange for Shinsei Bank's acquisition of the Preferred Shares.

(I) Name of New Major Shareholder under the Change

(i) Name The Resolution and Collection Corporation ("RCC")

(ii) Address 46-1, Honcho 2-chome, Nakano-ku, Tokyo

(iii) Representative Yoshihiko Okuno

(iv) Major business Servicing (debt collection)

(II) Number of Common Shares and Voting Rights Before and After the Change

(Before)

Number of the voting rights (Number of common shares): - (-shares)

Ratio of the voting rights to total voting rights: - %

(After)

Number of the voting rights (Number of shares): 200,033 (200,033,338 shares)

Ratio of the voting rights to total voting rights: 12.89%

Note:

Number of non-voting shares deducted from total outstanding shares: 6,187,944 shares

Number of total outstanding shares as of July 31, 2006: 1,558,570,944 shares

(2) Disposition of Common Shares to be delivered in exchange for the request for acquisition:

The Common Shares to be received by the RCC are expected to be sold at a later date through a market transaction. In order to respond to such a sale by the RCC, Shinsei Bank's Board of Directors has established an upper limit of purchase of Common Shares as its own stock as set forth in paragraph 2 below.

Note:

Shinsei Bank has made proposals for the RCC to request Shinsei Bank to purchase 338 shares, the shares representing any fraction of one unit of shares (*tangen-kabu*) pursuant to Article 192 of the Corporation Act. Such a purchase is expected to be made at a later date.

2. Establishment of Upper Limit on Purchase of Shinsei Bank's Common Shares

Type of shares to be purchased:	Common Shares of Shinsei Bank
Total number of shares to be purchased:	up to 201,000,000 shares
Total amount of purchase price for shares:	up to ¥154 billion

Period during which Shinsei Bank's Common Shares can be purchased:	From August 1, 2006 until the time of conclusion of the 7th Shinsei Bank Annual General Meeting of Shareholders, expected to be held in June 2007.
Manner of purchase:	Shinsei Bank will place a purchase order through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange.
Authority to decide the purchase:	Decision of the specific purchase and other relevant matters not expressly stipulated above shall be left up to the discretion of Mr. Thierry Porté, Representative Statutory Executive Officer and President or any Statutory Executive Officer who is delegated by the President.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Tuesday, August 1, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective August 1, 2006:

1. Organizational Change

Aiming at business promotion for the corporations within the Osaka Branch, the Osaka Corporate Business Unit and the Osaka Business Solution Unit shall be merged and renamed the Osaka Corporate Business Unit.

2. Effective Date

August 1, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION

RECEIVED

2006 AUG -8 A 10:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE



SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Commences Resolution of Public Funds

Tokyo, July 31, 2006 -- Shinsei Bank, Limited ("Shinsei Bank") announced that the Deposit Insurance Corporation ("DIC") of Japan has today accepted Shinsei Bank's proposal for The Resolution and Collection Corporation (" RCC") to dispose its holdings of Shinsei Bank Common Shares through a market transaction, following the request by Shinsei Bank for conversion of 300 million shares out of the 600 million of Series 3 Class B Preferred Shares issued by Shinsei Bank into 200,033,338 Shinsei Bank Common Shares.

Shinsei Bank intends to purchase its own Common Shares in response to such sale by RCC upon conversion of 300 million Series 3 Class B preferred shares issued by Shinsei Bank.

Shinsei Bank's Board of Directors has authorized Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank, to effect the purchase of up to 201 million Shinsei Bank Common Shares for a maximum amount of 154 billion yen subject to an effective period from August 1, 2006 until the time of conclusion of the 7th Shinsei Bank Annual General Meeting of Shareholders, expected to be held in June 2007. The purchase will be executed, on appropriate terms and conditions, using the ToSTNeT-2 facility of the Tokyo Stock Exchange.

The revised conversion price of 735.0 yen will apply effective August 1, 2006 to the remaining 300 million Series 3 Class B preferred shares issued by Shinsei Bank.

"This marks an important milestone for Shinsei Bank" said Mr. Porté. "Our strong capital ratios have positioned us well to commence resolution of public funds to the benefit of all our stakeholders. We are committed to both maintaining strong capital ratios and retaining the financial flexibility to approach the capital markets to support our growth plans. Our target Tier 1 capital ratio remains at 7%-8%. We will target, by taking advantage of the future repayment of public funds, a share count reduction of at least 5%-6%."

1. Commencement of Procedures for Repayment of Preferred Shares as Public Funds

(1) RCC's Request for Acquisition of Series 3 Class B Preferred Shares:

Number of Preferred Shares RCC will request Shinsei Bank to acquire:	300,000,000 shares
Date of request for acquisition made:	July 31, 2006
Number of Common Shares to be delivered in exchange for the request for acquisition:	200,033,338 shares

RCC has become a major shareholder upon receipt of Common Shares in exchange for Shinsei Bank's acquisition of the Preferred Shares.

(I) Name of New Major Shareholder under the Change

(i) Name The Resolution and Collection Corporation ("RCC")

(ii) Address 46-1, Honcho 2-chome, Nakano-ku, Tokyo

(iii) Representative Yoshihiko Okuno

(iv) Major business Servicing (debt collection)

(II) Number of Common Shares and Voting Rights Before and After the Change

(Before)

Number of the voting rights (Number of common shares): - (-shares)

Ratio of the voting rights to total voting rights: - %

(After)

Number of the voting rights (Number of shares): 200,033 (200,033,338 shares)

Ratio of the voting rights to total voting rights: 12.89%

Note:

Number of non-voting shares deducted from total outstanding shares: 6,187,944 shares

Number of total outstanding shares as of July 31, 2006: 1,558,570,944 shares

(2) Disposition of Common Shares to be delivered in exchange for the request for acquisition:

The Common Shares to be received by the RCC are expected to be sold at a later date through a market transaction. In order to respond to such a sale by the RCC, Shinsei Bank's Board of Directors has established an upper limit of purchase of Common Shares as its own stock as set forth in paragraph 2 below.

Note:

Shinsei Bank has made proposals for the RCC to request Shinsei Bank to purchase 338 shares, the shares representing any fraction of one unit of shares (*tangen-kabu*) pursuant to Article 192 of the Corporation Act. Such a purchase is expected to be made at a later date.

2. Establishment of Upper Limit on Purchase of Shinsei Bank's Common Shares

Type of shares to be purchased:	Common Shares of Shinsei Bank
Total number of shares to be purchased:	up to 201,000,000 shares
Total amount of purchase price for shares:	up to ¥154 billion

Period during which Shinsei Bank's Common Shares can be purchased:	From August 1, 2006 until the time of conclusion of the 7th Shinsei Bank Annual General Meeting of Shareholders, expected to be held in June 2007.
Manner of purchase:	Shinsei Bank will place a purchase order through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange.
Authority to decide the purchase:	Decision of the specific purchase and other relevant matters not expressly stipulated above shall be left up to the discretion of Mr. Thierry Porté, Representative Statutory Executive Officer and President or any Statutory Executive Officer who is delegated by the President.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Tuesday, August 1, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective August 1, 2006:

1. Organizational Change

Aiming at business promotion for the corporations within the Osaka Branch, the Osaka Corporate Business Unit and the Osaka Business Solution Unit shall be merged and renamed the Osaka Corporate Business Unit.

2. Effective Date

August 1, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Common Shares dated July 1, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in June 2006.

Report on Purchase of Common Shares dated August 1, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in July 2006.

Extraordinary Report dated August 1, 2006
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with The Resolution and Collection Corporation's request for acquisition of Shinsei Bank's Series 3 Class B Preferred Shares.

Amendment Report for Shelf-Registration dated August 1, 2006
An amendment report for shelf-registration is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report to shelf-registration thereto was filed in connection with The Resolution and Collection Corporation's request for acquisition of Shinsei Bank's Series 3 Class B Preferred Shares.

INFORMATION RECEIVED



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

2006 AUG -8 A 8:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Revised Conversion Price of Class B Preferred Shares

Tokyo (Friday, July 7, 2006) --- Shinsei Bank Limited ("Shinsei Bank") today announced that the conversion price of Class B preferred shares has been revised based on the conversion condition of the preferred shares.

Class B preferred shares:

Revised conversion price:	735 yen (current conversion price: 599.90 yen)
Effective date:	August 1, 2006

(Reference)

1. Number of Class B preferred shares issued:	600,000,000
2. Per share amount of Class B preferred shares issued:	400 yen
3. Total amount of Class B preferred shares issued:	240 billion yen

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Provide an Exchange Rate Alert Service via E-mail

Tokyo (Monday, July 10, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective July 10, 2006, the Bank will provide an Exchange Rate Alert Service via e-mail for *PowerFlex* account holders. This free of charge Exchange Rate Alert Service will automatically send an alert e-mail, letting customers know that the foreign exchange rate offered by Shinsei Bank has met the rate specified by the customer. Customers can set their mobile phone e-mail address, therefore the service will enable customers to react more flexibly and actively according to the market trends and to trade in foreign currencies.

Exchange Rate Alert Service

Service Launch Date	Monday, July 10, 2006
Available Foreign Exchange Rate Conditions	● JPY and one of eight foreign currencies (USD, EUR, CAD, GBP, AUD, NZD, HKD and SGD) ● USD and one of four foreign currencies (EUR, GBP, AUD and NZD) For each currency pair, customers are able to designate the selling rate (TTS) or the buying rate (TTB). 1. Customers can request up to five foreign exchange rates. 2. The foreign currency rate alert setting is valid for three months. Once the alert e-mail is sent, the alert setting will be terminated.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Increase Interest Rates on the Yen Savings Deposit for Individual Customers

Tokyo (Monday, July 10, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective August 1, the Bank will increase *PowerFlex* Yen Savings Deposit interest rate up to 0.25% p.a. depending on the balance maintained.

The increase in interest rates reflects Shinsei Bank's belief that the benefit of operating efficiencies should be passed onto the customers and that customers should also receive interest rates in line with market conditions. Thus, as the interest rate environment points to higher interest rates, Shinsei Bank has decided to offer the increased rates to its customers.

As mentioned above, those customers with higher balances will be able to get higher interest rates on their yen savings deposit, in addition to benefiting from the greater value offered by the Bank through the various investment opportunities available to customers.

PowerFlex Yen Savings Deposit Interest Rate

Balance maintained in Yen Savings Deposit	Interest rate after revision (effective August 1)	Interest rate before revision
JPY 10 million or more	0.25% p.a. (0.20% p.a. after tax)	0.001% p.a. (0.0008% p.a. after tax)
JPY 3 million or more but less than JPY 10 million	0.15% p.a. (0.12% p.a. after tax)	
JPY 1 million or more but less than JPY 3 million	0.10% p.a. (0.08% p.a. after tax)	
Less than JPY 1 million	0.01% p.a. (0.008% p.a. after tax)	

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Friday, July 14, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective July 14, 2006.

	New Position	Former Position
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group, Head of Control Sub-Group, GM of Operations Planning and Administration Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Offer "Nihon-Jikara Yen Deposit" with Interest Rate Linked to Nikkei 225 Index

Tokyo (Tuesday, July 18, 2006) -- Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective July 18, it starts offering "Nihon-Jikara Yen Deposit", a stock price index-linked yen time deposit .

This is a time deposit with interest rates being re-set each year based on the level of the stock price index(*1). If the Nikkei 225 Index(*1) is equal to or above the level on booking date, the interest rate applicable for the subsequent year is raised by a certain rate set by Shinsei Bank. If, on the contrary, the Nikkei 225 Index falls below the level on booking date, the rate is lowered by the same percentage. Thus, steady Japanese stock prices will result in a higher applicable interest rate each year, and decline of stock prices will result in a lower applicable interest rate.

The maximum deposit term is up to 10 years. However, if the annual increase in the Nikkei 225 Index exceeds a certain percentage, the deposit will be redeemed early, and principal thereon will be repaid before the 10-year maturity. Customers are guaranteed a base level of interest irrespective of the level of the Nikkei 225 Index. (See Appendix for details.)

This time deposit will allow customers to make a stable investment in yen, in anticipation of the "potential strength of the Japanese economy" - steady Japanese stock prices result in favorable applicable interest rate.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept, "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to customers.

Outline of "Nihon-Jikara Yen Deposit" (* Applicable as of July 18, 2006)

Applicable Interest Rate	**Initial 12 months:** 1.5% p.a. (1.2% p.a. after tax)*, fixed rate. **Second and subsequent years:** Reviewed annually. If the stock price index on the interest judge date(*2) is, A) equal to, or above, the reference stock price index(*3), the applicable interest rate will be the previous interest rate plus 0.25% p.a. (0.2% p.a. after tax)*. B) less than the reference stock price index, the applicable interest rate will be the previous interest rate less 0.25% p.a. (0.2% p.a. after tax)*, subject to a minimum of 0.3% p.a. (0.24% p.a. after tax)*.
Term	10 years maximum. However, if the stock price index on the annual interest judge date exceeds 115%* of the reference stock price index, the deposit will be redeemed early and the immediately succeeding interest payment date will be the maturity date.
Sales Channel/ Minimum Deposit	At branches or via telephone banking (Shinsei *PowerCall*): 3,000,000 yen*.

*1 "Stock price index" or "Nikkei 225 Index" is the closing Nikkei 225 Index announced by Nihon Keizai Shimbun.

*2 "Interest judge date" is five bank operation days prior to the corresponding day of the booking date each year.

*3 "Reference stock price index" is, in principle, the "stock price index" on the booking date which is the bank operation day immediately succeeding the last day of the offering period.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Product Image of "Nihon-Jikara Yen Deposit"[*1]

Case 1

The stock price index were equal to, or above, the reference stock price index on the 1st , 5th, 6th and 7th interest judge day; the stock price index were less than the reference stock price index on the 2nd, 3rd and 4th interest judge day; and the stock price index exceeded 115% of the reference stock price index on the 7th interest judge day.


115% of Reference stock price index
Reference stock price index
Advanced maturity applies on the 7th interest payment day.
1.50%
1.75%
1.50%
1.25%
1.00%
1.25%
1.50%
Deposit
1st yr.
2nd yr.
3rd yr.
4th yr.
5th yr.
6th yr.
7th yr.

Average annual yield for 7 years will be approximately 1.39% p.a. (approximately 1.11% p.a. after tax) [*2]

Case 2

The stock price index were less than the reference stock price index at every interest judge day and deposit continued for 10 years maturity.


115% of Reference stock price index
Reference stock price index
1.50%
1.25%
1.00%
0.75%
0.50%
0.30%
0.30%
0.30%
0.30%
0.30%
Deposit date
1st yr.
2nd yr.
3rd yr.
4th yr.
5th yr.
6th yr.
7th yr.
8th yr.
9th yr.
10th yr.

Average annual yield for 10 years will be approximately 0.65% p.a. (approximately 0.52% p.a. after tax) [*2]

*1 Graphics are shown as product images and do not represent Shinsei Bank's market outlook of stock price index.

*2 Simple average of each year's interest rate.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Raise Interest Rate on Yen Savings Deposits of Institutional Customers

Tokyo (Thursday, July 20, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, in view of recent economic and financial conditions, it will raise the interest rate on the yen savings deposits of institutional customers as follows, effective July 21.

Yen Savings Deposits Interest Rate of Institutional Customers

	After revision (effective July 21)	Before revision (reference)
Interest rate on yen savings deposits	0.1% p.a.	0.001% p.a.

Effective Date: Friday, July 21, 2006

Shinsei Bank already announced an increase in interest rates on the yen savings deposits of individual customers on July 10, 2006.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION RECEIVED
2006 AUG -8 A 10: 23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Net Income Increases 10.2% in First Quarter Fiscal Year 2006

Tokyo (Tuesday, July 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financial results for the first three months of fiscal year 2006 ended June 30, 2006.

"The growing diversification of Shinsei's business and revenue base contributed to net income growth in a volatile market environment" said Mr. Thierry Porte, President and Chief Executive Officer of Shinsei Bank, "Our performance remains on track for the year while new investments and initiatives during the first quarter provide further opportunities for business expansion and profitable growth."

Financial Overview: First Three Months of Fiscal Year 2006

(All figures compared to first three months of Fiscal Year 2005)

- **Revenue grew 3.6 billion yen or 5.6% to 68.1 billion yen**
- **Ordinary Business Profit (OBP) increased 2.6% to 30.8 billion yen; OBP after net credit costs grew 2.1 billion yen or 8.6% to 27.0 billion yen**
- **Net income increased 10.2% to 19.2 billion yen; Cash basis net income increased 4.9% to 24.5 billion yen**
  - **Cash basis diluted EPS was 12.09 yen, an increase of 4.2%**
- **Expense-to-revenue ratio was 54.8% as compared to 53.5% a year ago**
- **Return on assets was 0.8%; on a cash basis 1.1%**
- **Return on equity (diluted) was 9.0%; on a cash basis 11.6%**
- **Return on tangible equity was 16.7%**

Key Highlights: First Three Months of Fiscal Year 2006

- In Institutional Banking, the impact of continuing demand for corporate loans as well as an increase in asset prices which supported revenue growth in credit trading business was partly offset by slower growth in the capital markets business.

- Strong performance at APLUS contributed to a 17.2% growth in revenue in Consumer and Commercial Finance (CCF).

- Retail Banking revenues continue to grow based on sales of an increasingly diverse range of products to a growing customer base.

- In April 2006, Shinsei Bank reached an agreement to form a 50/50 joint venture with Macquarie Group to focus exclusively on advisory services relating to acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. This initiative aims to take advantage of favorable economic trends and the ongoing public-to-private sector shift in Japan.

- In May 2006, Shinsei Bank announced an agreement to invest approximately 40 billion yen in common and preferred shares representing 31.8% common ownership in Jih Sun Financial Holding Co., Ltd. This provides Shinsei Bank the opportunity to leverage its strength in credit trading know-how, institutional banking product knowledge, risk management expertise and information technology at Jih Sun.

- On June 9, 2006, The Asian Banker awarded Shinsei Bank the Best Retail Bank in Japan 2005 award, in consideration of its agility and innovativeness in this market, as well as the Excellence in Internet Banking 2005 award for offering the most progressive internet banking service amongst Asian regional peers.

- On June 28, 2006, Japan Credit Ratings (JCR) upgraded Shinsei Bank's long-term senior debt rating from "A-" to "A" citing improved revenue diversification, a strong capital base and a low level of non-performing loans.

1. Income Statement:

Shinsei Bank reported consolidated revenue of 68.1 billion yen for the first three months of fiscal year 2006, an increase of 3.6 billion yen or 5.6% as compared to the same period in the previous year. Net interest income increased by 5.2 billion yen to 24.5 billion yen reflecting higher growth in interest-earning assets and lower borrowing costs in APLUS and Showa Leasing. Revenue from fees and commissions, trading and other non-interest sources, including revenue from leased assets and installment receivables for the first quarter of fiscal year 2006 were 43.5 billion yen as compared to 45.1 billion yen in the same period last fiscal year. Non-interest income for the period represented 63.9% of total revenues.

General and administrative expenses increased by 2.8 billion yen to 37.3 billion yen in the first three months of fiscal year 2006 largely due to increased business activities in all the three strategic business

pillars. As a result, for the three months ended June 30, 2006, Shinsei Bank's expense-to-revenue ratio was 54.8%.

Ordinary business profit (OBP) for the first three months of fiscal year 2006 was 30.8 billion yen or 2.6% higher than the same period last year. During the period, OBP after net credit costs grew 8.6% to 27.0 billion yen.

Net credit costs were 3.7 billion yen for the three months ended June 30, 2006 compared with net credit costs of 5.1 billion yen during the same period last year. The decrease in credit costs in this fiscal year was attributable to lower credit reserves required on the total claims (non-consolidated) outstanding as of June 30, 2006. This was partly offset by an increase in net credit costs relating to CCF companies.

Consolidated net income for the period was 19.2 billion yen, up 10.2% as compared to the same period last year. Diluted net income per share for the three-month ended June 30, 2006 was 9.46 yen.

Cash Basis Net Income

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of acquired goodwill and other intangibles, net of tax benefit, from net income under Japanese GAAP. The first three months of this fiscal year included 5.3 billion yen of amortized acquired goodwill and other intangibles, net of tax benefit related to the acquisition of CCF companies. Consolidated cash basis net income for the period was 24.5 billion yen, an increase of 4.9% as compared to the same period last year. Cash basis diluted net income per share for the three-month period of fiscal year 2006 was 12.09 yen, an increase of 4.2%, as compared to the same period last year.

2. Business Line Results:

Shinsei Bank's business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three pillars cover a broad range of businesses and customer segments which provide the Bank with diversified revenues.

Institutional Banking

The Institutional Banking business has positioned itself as a hybrid commercial and investment bank which provides innovative solutions to institutional customers through an integrated team of relationship managers and product specialists. The business generated revenue of 24.4 billion yen in

the first three months of this fiscal year. This is 1.1 billion yen lower than the same period last year partly due to slower growth in capital markets business this quarter. However, the business saw a significant pickup in demand for corporate loans and continuing strength in asset prices contributed to out performance in the credit trading business. In the first three months of this fiscal year, general and administrative expenses were 10.4 billion yen, 0.7 billion yen higher than the same period last year. Ordinary business profit for the first quarter of fiscal year 2006 was 13.9 billion yen as compared to 15.7 billion yen in the same period last fiscal year. The expense-to-revenue ratio of this business was 42.9%.

Consumer and Commercial Finance

The CCF business has now been fully integrated as the third strategic business pillar. Shinsei Bank has been acquiring and integrating into its service lines a number of CCF subsidiaries or affiliates that provide products such as sub-prime or near-prime consumer loans, loans to small and medium-sized enterprises and mortgage loans. In the three months ended June 30, 2006, the CCF business contributed revenue of 31.8 billion yen, an increase of 4.6 billion yen or 17.2% as compared to same period in fiscal year 2005. Strong revenue growth during the quarter improved the expense to revenue ratio to 53.7% from 57.0% during the same period a year ago. The business generated ordinary business profit of 14.7 billion yen, an increase of 3.0 billion yen from the same period last year primarily due to increased profitability in APLUS.

Retail Banking

The Retail Banking business continues to optimize its physical and remote channel mix more effectively and efficiently with its "bricks and clicks" business strategy. In the three months ended June 30, 2006, the Retail Banking business added more than 82,000 new *PowerFlex* retail customers and the business now has close to 1.8 million retail accounts.

During the first three months of this fiscal year, total revenue was 10.5 billion yen, up 8.1% from the same period last year. The main sources of revenue were interest income from retail deposits and loans, option income from structured deposits and fees from asset management products. The ability to successfully sell an increasingly diverse range of products is contributing to more balanced and recurring revenue growth.

Retail Banking incurred general and administrative expenses of 9.9 billion yen during the three month period, an increase of 0.6 billion yen as compared to the same period last fiscal year. The expense increase relates to expansion of distribution channels and the growth of customer driven transactions. The business generated ordinary business profit of 0.5 billion yen for the three months of fiscal year 2006, an increase of 0.1 billion yen from the same period last fiscal year.

ALM/Corporate/Other

Asset Liability Management (ALM), Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company adjustments, and corporate level expenses. In the first three months of this fiscal year ordinary business profit was 1.5 billion yen.

3. Balance Sheet:

Shinsei Bank's loan balance was 4,241.7 billion yen at the end of June 2006 as compared to 4,087.5 billion yen as at March 31, 2006. In the first quarter of fiscal year 2006, loan growth was largely attributable to corporate loans, retail housing loans and lending to CCF customers. Corporate loans increased 3.8% to 2,961.2 billion yen, loans to retail customers, including lending to high net worth individuals, grew 6.8% or 33.7 billion yen to 527.4 billion yen. Lending to CCF customers increased 5.0% to 391.9 billion yen in the first quarter ended June 30, 2006.

Shinsei Bank has been diversifying its funding base through continuing growth in its retail deposits. Total deposits, including negotiable certificates of deposit, increased 384.1 billion yen or 9.4% to 4,455.9 billion yen in the first quarter ended June 30, 2006. The retail deposit balance, including high net worth customers, grew 127.7 billion yen or 4.1% in the first quarter of fiscal year 2006 as compared to the previous quarter, and has now reached over 3.2 trillion yen. As a result, retail funding now represents 68.9% of total customer deposits and debentures.

4. Non-performing Loans (non-consolidated):

As of June 30, 2006, total non-performing loans were 41.9 billion yen, a decline of 0.7 billion yen from March 2006 level. Non-performing loans now represent 0.98% of total claims outstanding.

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations

(billions of yen)

	Three months ended June 30, 2006 (1Q-FY2006) a	Three months ended June 30, 2005 (1Q-FY2005) b	Change a - b (%)	Three months ended March 31, 2006 (4Q-FY2005) c	Change a - c (%)
Net interest income	24.5	19.3	26.9%	21.7	12.7%
Fees and commissions	11.2	12.8	(12.9)%	9.3	20.4%
Net trading income	7.0	4.7	46.4%	6.3	9.8%
Other business income	25.3	27.4	(7.9)%	32.7	(22.6)%
Non-interest income	43.5	45.1	(3.5)%	48.4	(10.0)%
Total revenue [1]	68.1	64.5	5.6%	70.2	(3.0)%
General and administrative expenses [1]	37.3	34.4	8.2%	34.5	8.0%
Ordinary business profit *(jisshitsu gyomu jun-eki)* [1]	30.8	30.0	2.6%	35.6	(13.5)%
Net credit costs	(3.7)	(5.1)	26.6%	(7.3)	48.7%
Amortization of consolidation (acquired) goodwill and other intangibles	(6.2)	(6.8)	9.7%	(8.4)	26.9%
Taxes and others	(1.6)	(0.5)	(175.0)%	(3.4)	51.9%
Net income	19.2	17.4	10.2%	16.4	17.1%
Cash basis net income [2]	24.5	23.3	4.9%	23.9	2.4%

(1) Represents results based on management accounting basis.

(2) Excludes amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit, related to the acquisition of consumer and commercial finance companies.

Selected Balance Sheet Data

(billions of yen)

	As of June 30, 2006	As of March 31, 2006	Change Amount	Change %
Securities	1,540.9	1,494.4	46.5	3.1%
Loans and bills discounted	4,241.7	4,087.5	154.2	3.8%
Lease and installment receivables [3]	829.9	825.0	4.9	0.6%
Intangible assets [4]	66.0	68.1	(2.1)	(3.1)%
Consolidation (acquired) goodwill, net [5]	221.4	226.6	(5.2)	(2.3)%
Customers' liabilities for acceptances and guarantees	808.2	813.4	(5.2)	(0.6)%
Total assets	9,696.6	9,405.0	291.6	3.1%
Deposits (including Negotiable Certificates of Deposit)	4,455.9	4,071.7	384.1	9.4%
Debentures and corporate bonds	1,146.0	1,316.9	(170.9)	(13.0)%
Borrowed money	1,142.0	1,205.7	(63.7)	(5.3)%
Acceptances and guarantees	808.2	813.4	(5.2)	(0.6)%
Total liabilities	8,586.2	8,287.8	298.4	3.6%
Minority interests in subsidiaries	/	261.8	/	/
Total net assets [6]	1,110.4	855.3	/	/

(3) Lease assets are included in tangible/intangible fixed assets and installment receivables are a part of other assets in the consolidated balance sheet.

(4) Identified intangible assets are recorded through the acquisition of consumer and commercial finance companies.

(5) Consolidation (acquired) goodwill, net are included in intangible fixed assets in the consolidated balance sheet.

(6) As newly defined under Japanese Corporation Act effective May 1, 2006, total net assets as of June 30, 2006 represent total assets minus total liabilities and largely include total shareholders' equity and minority interest in subsidiaries (261.7 billion yen).

References

	As of June 30, 2006	As of March 31, 2006	As of June 30, 2005
Exchange rate (¥/$)	115.24	117.47	110.62
Nikkei average	15,505.18	17,059.66	11,584.01

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

(billions of yen, except percentages)

	Three months ended June 30, 2006 (1Q-FY2006)			Fiscal year ended March 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:						
Loans and bills discounted	4,146.0	27.8	2.69	3,730.7	104.4	2.80
Leased assets and installment receivables	843.4	12.8	6.10	793.7	46.0	5.80
Securities	1,532.3	6.8	1.78	1,721.4	16.8	0.98
Other interest-earning assets (1)	655.2	3.4	2.12	503.7	3.7	0.74
Total revenue on interest-earning assets	7,177.1	50.9	2.85	6,749.7	171.0	2.53
Interest-bearing liabilities:						
Deposits, including negotiable certificates of deposit	4,233.7	5.4	0.52	3,776.8	16.9	0.45
Debentures	925.8	0.8	0.35	1,152.9	4.7	0.41
Subordinated debt	349.3	1.8	2.08	259.7	5.5	2.13
Borrowed money and corporate bonds	1,104.7	2.5	0.93	999.3	12.2	1.22
Other interest-bearing liabilities (1)	279.4	2.8	4.14	229.4	3.3	1.45
Total expense on interest-bearing liabilities	6,893.1	13.5	0.79	6,418.3	42.7	0.67
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	(823.9)	-	-	(489.6)	-	-
Shareholders' equity (2)	1,107.9	-	-	821.0	-	-
Total interest-bearing liabilities and non-interest-bearing sources of funds	7,177.1	-	-	6,749.7	-	-
Net interest margin	-	-	2.06	-	-	1.87
Impact of non-interest-bearing sources	-	-	0.03	-	-	0.03
Net revenue on interest-earning assets/yield on interest-earning assets	-	37.4	2.09	-	128.3	1.90

Note:
Reconciliation of total revenue on interest-earning assets to total interest income.

	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Total revenue on interest-earning assets	7,177.1	50.9	2.85	6,749.7	171.0	2.53
Less: Income on leased assets and installment receivables	843.4	12.8	6.10	793.7	46.0	5.80
Total interest income	6,333.6	38.1	2.41	5,955.9	125.0	2.10
Total interest expense	-	13.5	-	-	42.7	-
Net interest income	-	24.5	-	-	82.2	-

(1) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps

(2) Represents a simple average of the balance at the end of the current.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen, except percentages)

	Three months ended June 30, 2006 (1Q-FY2006)			Fiscal year ended March 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:						
Cash and due from banks	149.1	0.6	1.83	86.3	2.0	2.33
Call loans	113.7	0.0	0.05	100.9	0.0	0.02
Receivables under resale agreements	-	-	-	-	-	-
Collateral related to securities borrowing transactions	116.9	0.0	0.21	10.2	0.0	0.29
Securities	1,842.4	8.7	1.90	1,997.4	21.0	1.05
Loans and bills discounted	3,967.4	14.5	1.46	3,612.3	57.8	1.60
Other interest-earning assets	54.3	0.2	2.18	65.4	0.9	1.40
Interest rate and fund swaps	-	2.4	-	-	0.6	-
Total interest-earning assets	6,244.0	26.7	1.71	5,872.8	82.6	1.40
Interest-bearing liabilities:						
Deposits	4,099.7	5.4	0.53	3,746.5	16.9	0.45
Negotiable certificates of deposit	205.1	0.0	0.08	199.7	0.0	0.03
Debentures	927.8	0.8	0.34	1,158.6	4.7	0.40
Call money	67.9	0.1	0.80	127.3	0.0	0.07
Payable under repurchase agreements	-	-	-	0.6	0.0	0.00
Collateral related to securities lending transactions	58.4	0.0	0.09	4.9	0.0	0.55
Borrowed money	259.7	0.4	0.75	308.4	5.8	1.88
Corporate bonds	446.7	4.5	4.04	105.3	1.7	1.64
Other interest-bearing liabilities	0.3	2.5	***	0.3	3.0	***
Interest rate and fund swaps	-	-	-	-	-	-
Total interest-bearing liabilities	6,065.9	14.0	0.92	5,652.1	32.3	0.57
Net interest income/yield on interest-earning assets	6,244.0	12.6	0.81	5,872.8	50.2	0.85

Per Share Data

	for the first quarter ended		(yen) (reference) for the fiscal year ended
	June 2006 (1Q-FY2006)	June 2005 (1Q-FY2005)	March 2006 (FY2005)
Common shareholder's equity	**378.37**	341.22	380.20
Fully diluted shareholders' equity	**434.81**	394.75	421.62
Basic net income	**14.15**	12.83	53.16
Diluted net income	**9.46**	8.65	37.75

Note:

For calculation of per share data

(shareholders' equity)	Number of common shares [1]	**1,352,364,416**	1,358,521,108	1,358,520,547
	Fully diluted number of shares [1]	**1,951,572,269**	2,027,720,977	2,028,676,851
(net income)	Number of common shares [2]	**1,356,915,702**	1,358,522,235	1,358,521,302
	Fully diluted number of shares [2]	**2,029,659,620**	2,014,877,111	2,015,832,613

(1) Outstanding shares at the end of the respective period

(2) Weighted average number of outstanding shares during the respective period

Cash Basis Per Share Data

	for the first quarter ended		(yen) (reference) for the fiscal year ended
	June 2006 (1Q-FY2006)	June 2005 (1Q-FY2005)	March 2006 (FY2005)
Basic net income	**18.08**	17.21	72.16
Diluted net income	**12.09**	11.60	50.55

Performance Ratios

	for the first quarter ended		(%) (reference) for the fiscal year ended
	June 2006 (1Q-FY2006)	June 2005 (1Q-FY2005)	March 2006 (FY2005)
Return on assets	**0.8%** [1]	0.8% [1]	0.8%
Return on equity (fully diluted)	**9.0%** [1]	8.8% [1]	9.3%
Cash basis return on assets	**1.1%** [1]	1.1% [1]	1.2%
Cash basis return on equity (fully diluted)	**11.6%** [1]	11.8% [1]	12.4%
Expense-to-revenue ratio [2] [3]	**54.8%**	53.5%	49.7%

(1) Annualized basis

(2) Management accounting basis

(3) Expense denotes general and administrative expenses.

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures[1]

For the first quarter FY2006 ended June 30, 2006	(billions of yen, except per share data and percentages)
Amortization of consolidation goodwill and other intangibles	
Amortization of intangible assets	**2.1**
Associated deferred tax liability	**(0.8)**
Amortization of consolidation (acquired) goodwill	**4.0**
Total amortization of consolidation goodwill and other intangibles, net of tax benefit	**5.3**
Reconciliation of net income to cash basis net income	
Net income	**19.2**
Amortization of consolidated goodwill and other intangibles, net of tax benefit	**5.3**
Cash basis net income	**24.5**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**14.15**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**3.92**
Cash basis basic net income per share	**18.08**
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	**9.46**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**2.62**
Cash basis fully diluted net income per share	**12.09**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8** [3]
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**0.2** [3]
Cash basis return on assets	**1.1** [3]
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.0** [3]
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**2.5** [3]
Cash basis return on equity (fully diluted)	**11.6** [3]
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	**9.0** [3]
Effect of consolidation goodwill and other intangibles [2]	**7.6** [3]
Return on tangible equity (fully diluted)	**16.7** [3]

(1) Reflects adjustments of consolidation (acquired) goodwill and other intangibles associated with the acquisition of consumer and commercial finance companies.

(2) Net income excludes amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes consolidation (acquired) goodwill and other intangibles.

(3) Annualized basis

Business Line Ordinary Business Profit[1]

(billions of yen)

For the First Quarter of Fiscal Year 2006 ended June 30, 2006

	Institutional Banking	Consumer and Commercial Finance (※)	Retail Banking	ALM/ Corporate/ Other [2]	Total
Total revenue	24.4	31.8	10.5	1.3	68.1
General and administrative expenses	10.4	17.0	9.9	(0.1)	37.3
Ordinary business profit	13.9	14.7	0.5	1.5	30.8

(※) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other	Consumer and Commercial Finance
Total revenue	23.6	5.7	2.5	31.8
General and administrative expenses	13.1	2.5	1.4 [3]	17.0
Ordinary business profit	10.5	3.1	1.1	14.7

For the First Quarter of Fiscal Year 2005 ended June 30, 2005

	Institutional Banking	Consumer and Commercial Finance (※)	Retail Banking	ALM/ Corporate/ Other [2]	Total
Total revenue	25.5	27.1	9.7	2.1	64.5
General and administrative expenses	9.7	15.4	9.2	0.0	34.4
Ordinary business profit	15.7	11.6	0.4	2.1	30.0

(※) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other	Consumer and Commercial Finance
Total revenue	19.4	5.8	1.9	27.1
General and administrative expenses	11.1	2.6	1.7 [3]	15.4
Ordinary business profit	8.3	3.2	0.1	11.6

(1) Represents results based on management accounting basis.

(2) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.

(3) Includes unallocated consumer and commercial finance sub-group expenses.

Earnings Forecast for Fiscal Year 2006 (as announced previously)

(Consolidated)

(billions of yen)

	for the fiscal year ended	
	Mar. 31, 2007 (FY2006) Forecast	Mar. 31, 2006 (FY2005) Actual
Net income	**84.0**	76.0
Cash basis net income [4]	**107.0**	101.9

(4) Excludes amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit, related to the acquisition of consumer and commercial finance companies.

(Non-consolidated) [5]

(billions of yen (other than dividends))

	for the fiscal year ended	
	Mar. 31, 2007 (FY2006) Forecast	Mar. 31, 2006 (FY2005) Actual
Net business profit	**77.0**	69.1
Net income	**75.0**	74.8
Dividends (in yen)		
Common stock	**3.32**	2.96
Class A preferred share	**13.00**	13.00
Class B preferred share	**4.84**	4.84

(5) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Statements of Income

(millions of yen)

	Three months ended Jun. 30, 2006 a	Three months ended Jun. 30, 2005 b	Change a-b	%	Fiscal year ended Mar.31,2006 c
Interest on loans and bills	**27,845**	24,424	3,421	14.0%	104,438
Interest and dividends on securities	**6,816**	4,136	2,680	64.8%	16,879
Other interest income	**3,461**	1,325	2,136	161.2%	3,711
Interest income	**38,123**	29,886	8,237	27.6%	125,029
Fees and commissions income	**16,354**	17,750	(1,396)	(7.9)%	68,263
Trading profits	**7,082**	4,856	2,226	45.8%	27,665
Other business income	**67,061**	65,397	1,664	2.5%	268,611
Other ordinary income	**6,319**	5,296	1,023	19.3%	39,487
Ordinary income	**134,941**	**123,186**	**11,755**	**9.5%**	529,057
Interest on deposits,including negotiable certificates of deposit	**5,494**	3,851	1,643	42.7%	16,934
Interest on debentures	**806**	1,349	(543)	(40.3)%	4,709
Interest on other borrowings	**2,404**	4,729	(2,325)	(49.2)%	14,694
Other interest expenses	**4,843**	592	4,251	718.1%	6,390
Interest expenses	**13,549**	10,522	3,027	28.8%	42,729
Fees and commissions expenses	**5,152**	4,898	254	5.2%	22,767
Trading losses	**57**	59	(2)	(3.4)%	152
Other business expenses	**44,616**	42,756	1,860	4.4%	186,283
General and administrative expenses	**37,336**	34,605	2,731	7.9%	136,596
Amortization of consolidation goodwill	**4,061**	/	/	/	/
Amortization of other intangibles	**2,141**	/	/	/	/
Total General and administrative expenses	**43,539**	34,605	8,934	25.8%	136,596
Other ordinary expenses	**7,382**	7,579	(197)	(2.6)%	13,649
Amortization of consolidation goodwill	/	4,587	/	/	20,397
Amortization of other intangibles	/	2,283	/	/	9,047
Total Other ordinary expenses	**7,382**	14,450	(7,068)	(48.9)%	69,057
Ordinary expenses	**114,298**	**107,292**	**7,006**	**6.5%**	457,586
Net ordinary income	**20,643**	**15,893**	**4,750**	**29.9%**	71,471
Special gains	**2,647**	1,640	1,007	61.4%	3,703
Special losses	**51**	33	18	54.5%	1,463
Income before income taxes and minority interests	**23,238**	17,500	5,738	32.8%	73,711
Income tax (current)	**960**	844	116	13.7%	3,733
Income tax (deferred)	**(1,135)**	(1,367)	232	(17.0)%	(11,414)
Minority interests in net income of subsidiaries	**4,200**	586	3,614	616.7%	5,293
Net income	**19,212**	**17,437**	**1,775**	**10.2%**	76,099

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [(1)]	**30.8**	**30.0**	**0.8**	**2.6%**	137.7

Consolidated Balance Sheets

-- Assets

(millions of yen)

	As of June 30, 2006 a	As of June 30, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Assets>>					
Cash and due from banks	**250,091**	264,104	(14,013)	488,601	(238,510)
Call loans	**175,762**	21,507	154,255	50,000	125,762
Collateral related to securities borrowing transactions	**80,261**	4,240	76,021	33,107	47,154
Other monetary claims purchased	**287,416**	269,473	17,943	273,937	13,479
Trading assets	**366,753**	92,008	274,745	193,581	173,172
Monetary assets held in trust	**447,944**	313,961	133,983	456,167	(8,223)
Securities	**1,540,990**	1,548,234	(7,244)	1,494,489	46,501
Loans and bills discounted	**4,241,744**	3,407,506	834,238	4,087,561	154,183
Foreign exchanges	**9,600**	8,409	1,191	12,140	(2,540)
Other assets	**848,133**	901,930	(53,797)	974,398	(126,265)
Premises and equipment	/	412,493	/	415,522	/
Tangible fixed assets	**396,049**	/	/	/	/
Intangible fixed assets	**354,735**	/	/	/	/
Consolidation goodwill, net	**221,407**	/	/	/	/
Deferred discounts on and issuance expenses for debentures	**124**	235	(111)	177	(53)
Deferred tax assets	**30,912**	24,908	6,004	30,022	890
Consolidation goodwill, net	/	237,985	/	226,692	/
Customers' liabilities for acceptances and guarantees	**808,256**	1,053,349	(245,093)	813,480	(5,224)
Reserve for credit losses	**(142,137)**	(148,061)	5,924	(144,868)	2,731
Total assets	**9,696,639**	8,412,289	1,284,350	9,405,013	291,626

Consolidated Balance Sheets

-- Liabilities and Net assets

(millions of yen)

	As of June 30, 2006	As of June 30, 2005	Change	As of March 31, 2006	Change
	a	b	a-b	c	a-c
<<Liabilities>>					
Deposits, including negotiable certificates of deposit	**4,455,913**	3,399,949	1,055,964	4,071,758	384,155
Debentures	**847,091**	1,192,097	(345,006)	1,018,909	(171,818)
Call money	**129,285**	1,106	128,179	30,000	99,285
Collateral related to securities lending transactions	**76,053**	–	76,053	–	76,053
Commercial paper	**165,000**	96,300	68,700	133,200	31,800
Trading liabilities	**150,511**	78,591	71,920	149,990	521
Borrowed money	**1,142,003**	1,126,432	15,571	1,205,765	(63,762)
Foreign exchanges	**7**	6	1	39	(32)
Corporate bonds	**298,996**	87,637	211,359	298,002	994
Other liabilities	**493,112**	494,257	(1,145)	535,753	(42,641)
Accrued employees bonuses	**5,017**	3,930	1,087	13,886	(8,869)
Reserve for bonuses to directors	**62**	–	62	13	49
Reserve for retirement benefits	**3,090**	3,247	(157)	3,309	(219)
Reserve for loss on disposition of premises and equipment	/	153	/	–	/
Reserve under special law	**2**	2	0	2	–
Deferred tax liabilities	**11,835**	19,220	(7,385)	13,718	(1,883)
Acceptances and guarantees	**808,256**	1,053,349	(245,093)	813,480	(5,224)
Total liabilities	**8,586,239**	7,556,283	1,029,956	8,287,832	298,407
<<Minority interests in subsidiaries>>					
Minority interests in subsidiaries	/	55,561	/	261,845	/
<<Net Assets>>		<<Shareholders' equity>>		<<Shareholders' equity>>	
Shareholders' equity					
Capital stock	**451,296**	451,296	–	451,296	–
Capital surplus	**18,558**	18,558	–	18,558	–
Retained earnings	**394,767**	324,787	69,980	379,502	15,265
Treasury stock, at cost	**(4,557)**	(10)	(4,547)	(12)	(4,545)
Total shareholders' equity	**860,065**	/	/	/	/
Net unrealized gain / loss and translation adjustments					
Net unrealized gain / loss on securities available-for-sale, net of taxes	**(288)**	2,948	(3,236)	2,208	(2,496)
Net unrealized gain / loss on deferred hedge	**(14,510)**	/	/	/	/
Foreign currency transaction adjustments	**3,315**	2,863	452	3,781	(466)
Total net unrealized gain / loss and translation adjustments	**(11,483)**	/	/	/	/
Stock acquisition rights	**55**	/	/	/	/
Minority interests in subsidiaries	**261,762**	/	/	/	/
Total net assets	**1,110,400**	800,444	/	855,335	/
Total liabilities and net assets	**9,696,639**	8,412,289	1,284,350	9,405,013	291,626
yen / US$	@115.24	@110.62			

*1: Certain account titles of the balance sheets as of Jun.30,2005 (b) and Mar.31,2006 (c) are realigned in line with the balance sheet as of Jun.30,2006 (a).

*2: "Total liabilities and net assets " balances as of Jun.30,2005 (b) and Mar.31,2006 (c) include "Minority interests in subsidiaries".

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(millions of yen)

	for the first quarter ended		for the fiscal year ended	for the fiscal year ended
	June 30, 2006 (1Q-FY2006) (Unaudited)	June 30, 2005 (1Q-FY2005) (Unaudited)	March 31, 2006 (FY2005) (Reference)	March 31, 2007 (FY2006) (Projection)
Gross business profit *(gyomu sorieki)* [1]	**31,124**	37,849	142,440	-
Net interest income	**13,697**	16,627	53,139	-
Net fees and commissions	**9,153**	9,552	50,958	-
Net trading income	**5,102**	3,743	20,276	-
Other income	**3,170**	7,925	18,065	-
General & administrative expenses	**20,135**	19,039	73,257	-
Net business profit *(jisshitsu gyomu jun-eki)* [1]	**10,989**	18,809	69,182	77,000
Net operating income *(keijou rieki)*	**9,991**	18,394	60,497	73,000
Net income	**16,127**	20,510	74,890	75,000
Net credit recoveries	**(4,914)**	(960)	(4,937)	
Reversal of reserve for credit losses	**(4,914)**	(969)	(5,498)	

(1) Includes income from monetary assets held in trust of 5,944 million yen for the first quarter period ended June 30, 2006, 6,936 million yen for the first quarter ended June 30, 2005 and 39,508 million yen for the fiscal year ended March 31, 2006.

2. Problem Claims

(i) Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of June 30, 2006 (Unaudited)	As of March 31, 2006	Change	As of June 30, 2005 (Unaudited)	Change
	a	b	a-b	c	a-c
Claims against bankrupt and quasi-bankrupt obligors	**0.5**	0.7	(0.2)	3.3	(2.7)
Doubtful claims	**20.2**	20.7	(0.5)	38.0	(17.7)
Substandard claims	**21.1**	21.1	0.0	6.4	14.7
Total (A)	**41.9**	42.5	(0.7)	47.6	(5.8)
Total claims (B)	**4,253.8**	4,129.0	124.8	3,595.8	658.0
(A) / (B) x 100	**0.98**	1.03	(0.05)	1.32	(0.34)
(ref.) Amount of partial write-off	**2.4**	2.4		6.0	

(ii) Risk Monitored Loans (Non-Consolidated)

(billions of yen, %)

	As of June 30, 2006 (Unaudited)	As of March 31, 2006	Change	As of June 30, 2005 (Unaudited)	Change
	a	b	a-b	c	a-c
Loans to bankrupt obligors	**0.3**	0.5	(0.2)	2.4	(2.1)
Non-accrual delinquent loans	**20.0**	20.4	(0.4)	37.1	(17.1)
Loans past due three months or more	**0.0**	0.0	0.0	3.0	(3.0)
Restructured loans	**21.0**	21.0	(0.0)	3.3	17.7
Total (A)	**41.4**	42.1	(0.7)	46.0	(4.6)
Loans and bills discounted (B)	**4,099.4**	3,961.2	138.2	3,394.0	705.4
(A) / (B) x 100	**1.01**	1.06	(0.05)	1.36	(0.35)
Reserve for credit losses (C)	**106.4**	111.4	(5.0)	118.2	(11.8)
Reserve ratios (C) / (A) x 100	**256.74**	264.51	(7.77)	256.84	(0.10)

3. Securities (Non-Consolidated)

As of June 30, 2006 (Unaudited)

(billions of yen)

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**12.2**	**0.7**	**1.0**	**0.3**
Bonds (domestic)	**679.1**	**(4.7)**	**0.1**	**4.9**
Other [(1)]	**218.6**	**0.9**	**2.2**	**1.2**
Total	**910.0**	**(3.1)**	**3.3**	**6.5**

As of March 31, 2006

(billions of yen)

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	11.1	1.5	1.5	0.0
Bonds (domestic)	671.4	(4.7)	0.0	4.7
Other [(1)]	149.6	2.6	3.3	0.7
Total	832.2	(0.4)	5.0	5.4

As of June 30, 2005 (Unaudited)

(billions of yen)

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	5.6	1.8	1.8	0.0
Bonds (domestic)	1,108.0	(0.0)	0.3	0.4
Other [(1)]	105.4	3.0	4.0	0.9
Total	1,219.1	4.8	6.2	1.4

(1) "Other" mainly consists of foreign securities.

4. Balance of Deposits (Non-Consolidated)

(billions of yen)

	As of June 30, 2006 (Unaudited)	As of March 31, 2006	Change	As of June 30, 2005 (Unaudited)	Change
Balance of deposits (including NCDs)	4,521.3	4,158.1	363.2	3,492.2	1,029.1
Balance of deposits from individuals	3,209.2	3,081.6	127.5	2,562.7	646.4

Non-Consolidated Statements of Income

(millions of yen)

	Three months ended June 30, 2006 (1Q-FY2006)	Three months ended June 30, 2005 (1Q-FY2005)	Change		FY2005
	a	b	a-b	%	c
Interest on loans and bills	**14,531**	14,583	(52)	(0.4)%	57,895
Interest and dividends on securities	**8,753**	7,625	1,128	14.8%	21,036
Other interest income	**3,457**	1,192	2,265	190.0%	3,689
Interest income	**26,742**	23,401	3,341	14.3%	82,620
Fees and commissions income	**5,487**	4,732	755	16.0%	22,065
Trading profits	**5,191**	3,826	1,365	35.7%	20,740
Other business income	**4,601**	9,291	(4,690)	(50.5)%	23,523
Other ordinary income	**9,300**	8,128	1,172	14.4%	48,334
Ordinary income	**51,323**	49,380	1,943	3.9%	197,284
Interest on deposits,including negotiable certificates of deposit	**5,508**	3,864	1,644	42.5%	16,994
Interest on debentures	**807**	1,352	(545)	(40.3)%	4,720
Interest on other borrowings	**623**	1,809	(1,186)	(65.6)%	5,895
Other interest expenses	**7,105**	357	6,748	1,890.2%	4,787
Interest expenses	**14,044**	7,383	6,661	90.2%	32,398
Fees and commissions expenses	**2,284**	2,126	158	7.4%	10,659
Trading losses	**89**	82	7	8.5%	463
Other business expenses	**1,425**	1,355	70	5.2%	5,415
General and administrative expenses	**20,163**	19,154	1,009	5.3%	73,860
Other ordinary expenses	**3,326**	882	2,444	277.1%	13,990
Ordinary expenses	**41,332**	30,985	10,347	33.4%	136,787
Net ordinary income	**9,991**	18,394	(8,403)	(45.7)%	60,497
Special gains	**4,915**	975	3,940	404.1%	6,261
Special losses	**24**	16	8	50.0%	119
Income before income taxes	**14,882**	19,353	(4,471)	(23.1)%	66,639
Income taxes (current)	**(1,244)**	(1,156)	(88)	7.6%	(5,991)
Income taxes (deferred)	**-**	-	-	-	(2,260)
Net income	**16,127**	20,510	(4,383)	(21.4)%	74,890
US$ / yen	@115.24	@110.62			@117.47

Non-Consolidated Balance Sheets -- Assets

(millions of yen)

	As of June 30, 2006 a	As of June 30, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Assets>>					
Cash and due from banks	**135,346**	122,054	13,292	315,282	(179,936)
Call loans	**175,762**	21,507	154,255	50,000	125,762
Collateral related to securities borrowing transactions	**80,261**	4,240	76,021	33,107	47,154
Other monetary claims purchased	**52,416**	60,401	(7,985)	40,233	12,183
Trading assets	**350,981**	91,279	259,702	173,315	177,666
Monetary assets held in trust	**547,142**	369,127	178,015	556,448	(9,306)
Securities	**1,849,671**	1,892,514	(42,843)	1,809,798	39,873
Loans and bills discounted	**4,099,476**	3,394,026	705,450	3,961,246	138,230
Foreign exchanges	**9,600**	8,409	1,191	12,140	(2,540)
Other assets	**257,583**	251,320	6,263	282,669	(25,086)
Premises and equipment	/	26,715	/	26,701	/
Tangible fixed assets	**21,306**	/	/	/	/
Intangible fixed assets	**14,440**	/	/	/	/
Deferred discounts on and issuance expenses for debentures	**124**	235	(111)	177	(53)
Deferred tax assets	**29,040**	23,462	5,578	27,965	1,075
Customers' liabilities for acceptances and guarantees	**30,372**	53,139	(22,767)	30,985	(613)
Reserve for credit losses	**(106,460)**	(118,216)	11,756	(111,421)	4,961
Total assets	**7,547,065**	6,200,218	1,346,847	7,208,651	338,414
US$ / yen	@115.24	@110.62		@117.47	

Non-Consolidated Balance Sheets
-- Liabilities and Net assets

(millions of yen)

	As of June 30, 2006 a	As of June 30, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Liabilities>>					
Deposits, including negotiable certificates of deposit	**4,521,385**	3,492,271	1,029,114	4,158,192	363,193
Debentures	**848,401**	1,196,107	(347,706)	1,021,419	(173,018)
Call money	**79,285**	1,106	78,179	30,000	49,285
Collateral related to securities lending transactions	**76,053**	-	76,053	-	76,053
Bills sold	**50,000**	-	50,000	-	50,000
Trading liabilities	**144,202**	74,590	69,612	129,059	15,143
Borrowed money	**279,570**	318,548	(38,978)	314,789	(35,219)
Foreign exchanges	**281**	283	(2)	325	(44)
Corporate bonds	**451,685**	50,000	401,685	447,024	4,661
Other liabilities	**218,400**	204,338	14,062	213,567	4,833
Accrued employees bonuses	**3,466**	2,892	574	10,040	(6,574)
Reserve for retirement benefits	**171**	903	(732)	200	(29)
Reserve for loss on disposition of premises and equipment	/	153	/	-	/
Acceptances and guarantees	**30,372**	53,139	(22,767)	30,985	(613)
Total liabilities	**6,703,276**	5,394,334	1,308,942	6,355,605	347,671
<<Net assets>>		**<<Stockholders' Equity>>**		**<<Stockholders' Equity>>**	
Shareholders' equity					
Capital stock	**451,296**	451,296	-	451,296	-
Capital surplus	**18,558**	18,558	-	18,558	-
Additional paid-in capital	**18,558**	18,558	-	18,558	-
Retained earnings	**392,707**	330,093	62,614	380,526	12,181
Appropriated for legal reserve	**8,567**	6,987	1,580	7,777	790
Other retained earnings	**384,139**	323,105	61,034	372,749	11,390
Earned surplus brought forward	**384,139**	323,105	61,034	372,749	11,390
Treasury stock, at cost	**(4,552)**	(5)	(4,547)	(6)	(4,546)
Total shareholders' equity	**858,010**	/	/	/	/
Net unrealized gain / loss and translation adjustments					
Net unrealized gain / loss on securities available-for-sale, net of taxes	**1,104**	5,940	(4,836)	2,670	(1,566)
Net unrealized gain / loss on deferred hedge	**(15,381)**	/	/	/	/
Total net unrealized gain / loss and translation adjustments	**(14,276)**	/	/	/	/
Stock acquisition rights	**55**	/	/	/	/
Total net assets	**843,789**	805,883	37,906	853,046	(9,257)
Total liabilities and net assets	**7,547,065**	6,200,218	1,346,847	7,208,651	338,414
US$ / yen	**@115.24**	@110.62		@117.47	

* Certain account titles of the balance sheets as of Jun.30,2005 (b) and Mar.31,2006 (c) are realigned in line with the balance sheet as of Jun.30,2006 (a).